Filed Pursuant to Rule 424(b)(5)
Registration No. 333-238617-02

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 7, 2022

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus Dated May 22, 2020)

$

CenterPoint Energy Resources Corp.

% Senior Notes due 2032

This is an offering of $             aggregate principal amount of     % Senior Notes due 2032 (the “notes”). The notes will bear interest at a rate of     % per year from, and including, the date of issuance and will mature on                 , 2032. We will pay interest on the notes on              and              of each year, beginning on             , 2022. The notes are subject to optional redemption prior to maturity at the applicable redemption prices described under the caption “Description of the Notes — Optional Redemption.”

The notes will be unsecured and will rank equally with our other unsecured and unsubordinated indebtedness. The notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-6 of this prospectus supplement and on page 5 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note		Total
Public Offering Price(1)		%	$
Underwriting Discount		%	$
Proceeds, before expenses, to CenterPoint Energy Resources Corp.(1)		%	$

(1)	Plus accrued interest from June , 2022, if settlement occurs after that date.

The underwriters expect to deliver the notes to purchasers through the book-entry facilities of The Depository Trust Company and for the accounts of its participants, including Clearstream Banking, societé anonyme and Euroclear SA/NV, as operator of the Euroclear System, against payment in New York, New York on or about June     , 2022.

Joint Book-Running Managers

BofA Securities	Goldman Sachs & Co. LLC	PNC Capital Markets LLC	US Bancorp

Comerica Securities

Co-Managers

Bancroft Capital	Siebert Williams Shank

Prospectus Supplement dated              , 2022

This document consists of two parts, which should be read together. The first part is this prospectus supplement, which describes the specific terms of the notes, the specific terms of this offering and supplements and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about the notes and other securities that may be offered from time to time using such prospectus, some of which general information does not apply to this offering. Generally, when we refer to the prospectus, we are referring to both parts of this document combined. You should read this prospectus supplement and the accompanying prospectus together with any written communication prepared by us or on our behalf in connection with this offering together with the additional information described in the accompanying prospectus under the heading “Where You Can Find More Information” and in this prospectus supplement under the headings “Where You Can Find More Information” and “Incorporation By Reference.”

We have not, and the underwriters have not, authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any written communication prepared by us or on our behalf. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell the notes and are not soliciting an offer to buy the notes in any jurisdiction where the offer or sale is not permitted. The information we have included in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, as the case may be, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these respective dates.

Any information contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the prospectus. See “Incorporation By Reference” in this prospectus supplement.

The Bank of New York Mellon Trust Company, N.A., in each of its capacities referenced herein, including, but not limited to, trustee, security registrar and paying agent, has not participated in the preparation of this prospectus supplement and assumes no responsibility for its content.

i

Prospectus Supplement

Prospectus

ii

SUMMARY

This summary highlights information from this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all of the information that you should consider before investing in the notes. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making an investment decision, including the information set forth under the heading “Risk Factors.” Unless the context requires otherwise, the terms “CERC,” “we,” “our,” and “us” refer to CenterPoint Energy Resources Corp. and its subsidiaries as of May 31, 2022, and the term “CenterPoint Energy” refers to CenterPoint Energy, Inc., our indirect parent.

The term “notes” refers to the     % Senior Notes due 2032.

CenterPoint Energy Resources Corp.

We are an indirect, wholly-owned subsidiary of CenterPoint Energy that directly owns and operates natural gas distribution facilities in four states. Additionally, we have operating subsidiaries that own and operate permanent pipeline connections through interconnects with various interstate and intrastate pipeline companies and provide temporary delivery of liquefied natural gas and compressed natural gas throughout the contiguous 48 states. Upon the completion of the Proposed Restructuring (as defined below), we will have operating subsidiaries that own and operate natural gas distribution facilities in two additional states.

Our principal executive offices are located at 1111 Louisiana Street, Houston, Texas 77002 (telephone number: 713-207-1111).

Recent Developments

Sale of Arkansas and Oklahoma natural gas businesses.

On January 10, 2022, we completed the previously announced sale of our Arkansas and Oklahoma regulated natural gas local distribution company businesses (“Arkansas/Oklahoma Disposition”) for approximately $2.15 billion, including recovery of approximately $425 million of storm-related incremental natural gas costs incurred in February 2021 and subject to certain adjustments, including adjustments based on net working capital, regulatory assets and liabilities and capital expenditures at closing, pursuant to the Asset Purchase Agreement dated as of April 29, 2021, by and between us and Southern Col Midco, LLC, a Delaware limited liability company and an indirect, wholly-owned subsidiary of Summit Utilities, Inc.

Exchange for private placement notes of Vectren Utility Holdings, Inc.

On May 27, 2022, we completed private offers to exchange (the “VUHI Private Notes Exchange”) certain of the outstanding series of guaranteed senior notes (collectively, the “Original VUHI Notes”) issued by Vectren Utility Holdings, Inc. (“VUHI”), an indirect subsidiary of CenterPoint Energy, for the following senior notes that we issued (collectively, the “New Notes”): (i) $57,000,000 aggregate principal amount of our 3.72% Senior Notes due 2023 pursuant to a Note Purchase Agreement, dated May 27, 2022, between us and the institutional purchasers party thereto; (ii) $60,000,000 aggregate principal amount of our 5.02% Senior Notes, Series B, due 2026 and $35,000,000 aggregate principal amount of our 5.99% Senior Notes, Series C, due 2041 pursuant to a Note Purchase Agreement dated May 27, 2022 between us and the institutional purchasers party thereto; (iii) $100,000,000 aggregate principal amount of our 5.00% Senior Notes due 2042 pursuant to a Note Purchase Agreement dated May 27, 2022 between us and the institutional purchasers party thereto; (iv) $10,000,000 aggregate principal amount of our 4.25% Senior Notes, Series B, due 2043 pursuant to a Note Purchase Agreement dated May 27, 2022 between us and the institutional purchasers party thereto; and (v) $40,000,000 aggregate principal amount of our 4.36% Senior Notes, Series B, due 2045 pursuant to a Note Purchase Agreement dated

May 27, 2022 between us and the institutional purchasers party thereto (collectively, the “Note Purchase Agreements”). We expect to continue to be the holder of the Original VUHI Notes until completion of the Proposed Restructuring described below.

Interest on the New Notes of each series is payable semi-annually. We may, at our option, prepay all or any portion of the New Notes at any time or from time to time, in an amount not less than 5% of the aggregate principal amount of any single series of the New Notes then outstanding in the case of a partial prepayment, at a price equal to the principal amount so prepaid plus a make whole premium. In addition, we are required to offer to prepay the New Notes at par upon specified change in control events.

The Note Purchase Agreements contain representations and warranties, affirmative and negative covenants and events of default that we consider customary for debt instruments of this nature, including covenants restricting our ability to merge with another entity, incur liens and certain indebtedness ranking senior to the New Notes and dispose of assets.

Proposed CenterPoint Energy Internal Corporate Restructuring.

In connection with an internal restructuring of CenterPoint Energy (the “Proposed Restructuring”), which we expect to occur on June 30, 2022, we will acquire 100% of: (i) the issued and outstanding capital stock of Indiana Gas Company, Inc. (“Indiana Gas” or “CEI North”) and (ii) the issued and outstanding membership interests of Vectren Energy Delivery of Ohio, LLC. (“VEDO” or “CEOH”). As a result, Indiana Gas and VEDO will become our wholly owned subsidiaries and Southern Indiana Gas and Electric Company will remain a wholly owned subsidiary of VUHI. VEDO will convert from an Ohio corporation to an Ohio limited liability company. The Proposed Restructuring may not be completed on the dates assumed, in the manner assumed or at all, or have the anticipated benefits to us. See “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement for additional information.

Proposed Public Exchange.

Following the Proposed Restructuring, CERC and VUHI intend to conduct an exchange offer (the “Public Exchange”) for VUHI’s 6.10% senior guaranteed notes due December 1, 2035 (“VUHI Public Notes”) in exchange for new CERC senior notes. This transaction is anticipated to occur in the second half of 2022 or the first half of 2023. The new CERC senior notes are expected to have the same interest payment and maturity dates and interest rates as the VUHI Public Notes, would not be expected to be guaranteed by any subsidiary of CERC, and would be expected to be issued under the indenture (as defined below).

The Offering

Issuer	CenterPoint Energy Resources Corp.

Notes Offered	$ aggregate principal amount of % senior notes due 2032.

Interest Rate	The notes will bear interest at the rate of % per year.

Maturity Date	The notes will mature on , 2032.

Interest Payment Dates	Interest on the notes is payable semi-annually in arrears on and , commencing on , 2022.

Ranking	The notes will:

•	be our general unsecured obligations;

•	rank equally in right of payment with our other existing and future unsecured and unsubordinated indebtedness; and

•	be structurally subordinated to the liabilities of our subsidiaries.

As of March 31, 2022, we, on an unconsolidated basis, had approximately $3.2 billion aggregate principal amount of indebtedness outstanding (inclusive of outstanding commercial paper, but excluding $302 million of New Notes issued in the VUHI Private Notes Exchange and excluding $699 million of intercompany debt owed to CenterPoint Energy expected to be assumed by us in connection with the Proposed Restructuring), all of which was unsecured and unsubordinated.

The right of our creditors to participate in any assets of any subsidiary will be structurally subordinated to any security interest in the assets of the subsidiary, any indebtedness of the subsidiary senior to that held by us and the claims of that subsidiary’s creditors, including trade creditors. As of March 31, 2022, our subsidiaries had approximately $8.5 million aggregate principal amount of indebtedness outstanding (all of which were borrowings under our money pool, and exclusive of $0.7 billion and $0.7 billion of indebtedness of VEDO and Indiana Gas (such VEDO and Indiana Gas indebtedness inclusive of $0.7 billion and $0.6 billion of intercompany borrowings owed to VUHI), respectively, each of which we did not own as of March 31, 2022 but we expect to wholly own upon the completion of the Proposed Restructuring), all of which was unsecured and unsubordinated. Additionally, as of the date hereof, both VEDO and Indiana Gas are guarantors of the VUHI credit facility, which we expect VUHI will terminate in connection with the Proposed Restructuring. We also expect that upon completion of the Proposed Restructuring, VEDO and Indiana Gas will be released from their guarantee obligations under the VUHI Public Notes.

Optional Redemption	Prior to (the “Par Call Date”), we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of: (1) the applicable “make-whole” amount based on U.S. treasury rates as specified in this prospectus supplement under “Description of the Notes — Optional Redemption” and (2) 100% of the principal amount of the notes to be redeemed, plus, in each case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. On or after the Par Call Date, we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. For additional information, please see “Description of the Notes — Optional Redemption” in this prospectus supplement.

Consolidation, Merger and Sale of Assets	The indenture restricts our ability to merge, consolidate or transfer substantially all of our assets. See “Description of Our Senior Debt Securities — Consolidation, Merger and Sale of Assets” in the accompanying prospectus.

Lack of Public Market for the Notes	There is no existing market for the notes. We cannot provide any assurance about:

•	the liquidity of any markets that may develop for the notes;

•	your ability to sell the notes; or

•	the prices at which you will be able to sell the notes.

Future trading prices of the notes will depend on many factors, including:

•	prevailing interest rates;

•	our operating results;

•	the ratings of the notes; and

•	the market for similar securities.

We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any dealer quotation system.

Risk Factors	You should consider carefully all the information set forth and incorporated by reference in this prospectus supplement and the accompanying prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” in this prospectus supplement before deciding whether to invest in the notes.

Governing Law	The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Use of Proceeds	The net proceeds from this offering, after deducting the underwriting discount and estimated expenses of the offering payable by us, are expected to be approximately $ million. We intend to use the net proceeds from this offering for general corporate purposes, including to repay intercompany debt owed to CenterPoint Energy that is expected to be assumed by us in connection with the Proposed Restructuring. Pending application of the net proceeds of this offering for the foregoing purposes, we expect to use the net proceeds to repay a portion of our commercial paper or invest such net proceeds in the CenterPoint Energy money pool or various instruments that may include, but would not be limited to, short-term, interest bearing obligations, including bank deposits and certificates of deposit with financial institutions having investment-grade ratings, U.S. government obligations or money market funds primarily invested in securities issued by the U.S. government or its agencies. See “Use of Proceeds” in this prospectus supplement.

Conflicts of Interest	Certain of the underwriters or their affiliates may hold a portion of our commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of this offering, and in that case such underwriter would be deemed to have a conflict of interest under Rule 5121 (Public Offerings of Securities with Conflicts of Interest) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the notes in accordance with FINRA Rule 5121. See “Underwriting — Conflicts of Interest” in this prospectus supplement.

Minimum Denominations	The notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Trustee	The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, National Association).

RISK FACTORS

You should consider carefully the risk factors identified in Part I, Item IA “Risk Factors” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (“2021 Form 10-K”) and in Part II, Item 1A “Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (“1st Quarter 2022 Form 10-Q”), the following information about risks, as well as risks arising from any legal proceedings identified or referenced in “Legal Proceedings” in Part 1, Item 3 of our 2021 Form 10-K and in Part II, Item 1 “Legal Proceedings” of our 1st Quarter 2022 Form 10-Q, as they may be amended, supplemented or superseded from time to time by other reports that we subsequently file with the Securities and Exchange Commission (the “SEC”), together with the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment in the notes.

Risks Related to the Notes

We cannot assure you that an active trading market will develop for the notes.

The notes will be a new issue of securities for which currently there is no established trading market. We do not intend to apply for the listing of the notes on any securities exchange or for quotation of the notes on any dealer quotation system. We cannot assure you that a trading market will develop for the notes. Even if a market for the notes does develop, we cannot assure you that there will be liquidity in that market or that such notes might not trade for less than their original value or face amount. The liquidity of any market for the notes will depend on the number of holders of such notes, the interest of securities dealers in making a market in such notes and other factors. If a liquid market for the notes does not develop, you may be unable to resell such notes for a long period of time, if at all. This means you may not be able to readily convert your notes into cash, and such notes may not be accepted as collateral for a loan.

Even if a market for the notes develops, trading prices could be higher or lower than the initial offering price. The price of such notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. Declines in the market prices for debt securities generally may also materially and adversely affect the liquidity of the notes, independent of our financial performance.

Our existing indebtedness, and any future indebtedness, may adversely affect our future financial and operating flexibility and our ability to service the notes.

As of March 31, 2022, we, on an unconsolidated basis, had approximately $3.2 billion aggregate principal amount of indebtedness outstanding (inclusive of outstanding commercial paper, but excluding $302 million of New Notes issued in the VUHI Private Notes Exchange and excluding $699 million of intercompany debt owed to CenterPoint Energy expected to be assumed by us in connection with the Proposed Restructuring), all of which was unsecured and unsubordinated. Our existing indebtedness and the additional debt we may incur in the future for, among other things, working capital, capital expenditures, acquisitions or operating activities may adversely affect our liquidity and, therefore, our ability to make principal and interest payments on the notes.

The indenture governing the notes will permit us to incur additional debt, which would be equal in right of payment to the notes. If we incur any additional indebtedness, including trade payables, that ranks equally with the notes, the holders of that debt would be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we now face could intensify.

The notes will be structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

We hold a significant portion of our assets through our subsidiaries, which will increase upon completion of the Proposed Restructuring. As a result, we may depend on distributions from such subsidiaries (in addition to our current subsidiaries) to meet our payment obligations under any debt securities, including the notes and our other obligations. In general, these subsidiaries are (or will be) separate and distinct legal entities and have no obligation to pay any amounts due on our debt securities or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, limit our current and future subsidiaries’ ability to make payments or other distributions to us, and our subsidiaries could agree to contractual restrictions on their ability to make distributions.

Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us. As of March 31, 2022, our subsidiaries had approximately $8.5 million aggregate principal amount of indebtedness outstanding (all of which were borrowings under our money pool, and exclusive of $0.7 billion and $0.7 billion of indebtedness of VEDO and Indiana Gas and other liabilities (such VEDO and Indiana Gas indebtedness inclusive of $0.7 billion and $0.6 billion of intercompany borrowings owed to VUHI), respectively, each of which we did not own as of March 31, 2022 but we expect to wholly own upon the completion of the Proposed Restructuring), all of which was unsecured and unsubordinated. Additionally, as of the date hereof, both VEDO and Indiana Gas are guarantors of the VUHI credit facility, which we expect VUHI will terminate in connection with the Proposed Restructuring. We also expect that upon completion of the Proposed Restructuring, VEDO and Indiana Gas will be released from their guarantee obligations under the VUHI Public Notes.

The provisions of the notes will not necessarily protect you in the event of a highly leveraged transaction.

The terms of the notes will not necessarily afford you protection in the event of a highly leveraged transaction that may adversely affect you, including a reorganization, recapitalization, restructuring, merger or other similar transactions involving us or our subsidiaries, whether or not in connection with a change of control. The indenture does not limit the amount of debt we or our subsidiaries may issue. As a result, we could enter into any such transaction even though the transaction could adversely affect our capital structure or credit ratings or otherwise adversely affect the holders of the notes. If we incur secured debt, the notes will be effectively junior to such debt to the extent of the value of the collateral securing such debt. Additionally, the New Notes issued in the VUHI Private Notes Exchange contain provisions that would secure such New Notes on an equal and ratable basis as any other secured debt that we incur. The indenture does not contain provisions that permit the holders of the notes to require us to redeem or repurchase the notes in the event of a takeover, recapitalization or similar transaction.

Ratings of the notes may change and affect the market prices and marketability of the notes.

Our debt securities are subject to periodic review by one or more independent credit rating agencies and may be subject to rating and periodic review by additional independent credit rating agencies in the future. Any such ratings are limited in scope and do not address all material risks relating to an investment in the notes, but rather reflect only the view of the rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. We cannot assure you that such credit rating will remain in effect for any given period of time or that any such rating will not be lowered, suspended or withdrawn entirely by the rating agency if, in such rating agency’s judgment, circumstances so warrant. It is also possible that any such rating may be lowered in connection with future events. Holders of notes will have no recourse against us or any other parties in the event of a change in or suspension or withdrawal of any such rating. Any lowering, suspension or withdrawal of such ratings may have an adverse effect on the market prices or marketability of the notes.

The indenture limits the ability of security holders to bring suit, waive defaults and amend the indenture.

The indenture provides that the consent of holders of certain minimum percentages of the aggregate principal amount of the notes is required to waive certain defaults, bring suit and, with exceptions, amend the indenture. Your consent to such actions will not be effective unless consents are received from the holders of the required minimum amount of such notes. Further, even if you do not consent to such actions, those actions may still be taken if consented to by the holders of the required minimum amount of such notes.

Subject to certain limited exceptions, the indenture provides that the trustee or the holders of 33% or more in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes to be due and payable immediately if an event of default shall occur and is continuing.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only and does not purport to represent what the results of operations of the combined company would have been had the Proposed Restructuring and related events been completed on the dates assumed for purposes of that pro forma information, nor does it represent the actual results of operations of the consolidated company following the Proposed Restructuring.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only, is based on numerous adjustments, assumptions and estimates, including estimates of fair value, is subject to numerous other uncertainties and does not purport to reflect what the consolidated company’s results of operations would have been had the Proposed Restructuring and related events been completed as of the dates assumed for purposes of that pro forma financial information. Such unaudited pro forma condensed combined financial information and certain other adjusted information reflects the assumptions of our management at the time that such information was initially prepared and may differ, perhaps substantially, from the assumed amounts set forth in the unaudited pro forma condensed combined financial information and the other adjusted information included in this prospectus supplement. Therefore, our and Indiana Gas’s and VEDO actual results of operations and that of the consolidated company following the Proposed Restructuring and related events, may not be consistent with, or evident from, the unaudited pro forma condensed combined financial information included in this prospectus supplement. The Proposed Restructuring may not be completed on the dates assumed, in the manner assumed or at all.

As a result of the foregoing, purchasers of the notes should not place undue reliance on unaudited pro forma condensed combined financial information included in this prospectus supplement.

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $             after deducting the underwriting discount and estimated expenses of the offering payable by us. We intend to use the net proceeds from this offering for general corporate purposes, including to repay intercompany debt owed to CenterPoint Energy that is expected to be assumed by us in connection with the Proposed Restructuring. Pending application of the net proceeds of this offering for the foregoing purposes, we expect to repay a portion of our commercial paper, which were issued in part for general corporate and working capital purposes or invest such net proceeds in the CenterPoint Energy money pool or various instruments which may include, but would not be limited to, short-term, interest-bearing obligations, including bank deposits and certificates of deposit with financial institutions having investment-grade ratings, U.S. government obligations or money market funds primarily invested in securities issued by the U.S. government or its agencies. On March 31, 2022, the $699 million of intercompany debt owed to CenterPoint Energy that is expected to be assumed by us in connection with the Proposed Restructuring had a weighted-average maturity of 12.6 years and a weighted-average interest rate of 2.76%. Additionally, as of March 31, 2022, we had $123 million of commercial paper borrowings, which had a weighted-average maturity of one day and a weighted-average interest rate of 0.54%.

CAPITALIZATION

The following table sets forth our consolidated short-term debt and capitalization as of March 31, 2022. No adjustments have been made for:

•	the issuance of the notes in this offering or the use of proceeds therefrom, as discussed in “Use of Proceeds” above;

•	the Proposed Restructuring;

•	the Public Exchange;

•	the VUHI Private Notes Exchange; or

•	any changes in short-term debt after March 31, 2022.

This table should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our 1st Quarter 2022 Form 10-Q.

	March 31, 2022

	Actual	%
	(In millions)
Short-Term Debt:
Short-term borrowings	$—	0%
Current portion of long-term debt	1,275	21%
Notes Payable – Affiliated Companies	—	0%
Total Short-Term Debt	1,275	21%

Total Long-Term Debt	1,905	32%

Total Debt	3,180	53%
Stockholder’s Equity	2,859	47%

Total Capitalization and Short-Term Debt	$6,039	100%

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

The following tables show selected historical consolidated and pro forma condensed combined financial data for the periods and as of the dates indicated. The selected historical consolidated financial data of CERC as of and for the years ended December 31, 2021, 2020 and 2019 was derived from the audited historical consolidated financial statements of CERC included in CERC’s 2021 Form 10-K. The selected historical consolidated financial data of CERC as of and for the three months ended March 31, 2022 was derived from the unaudited historical consolidated financial statements of CERC included in CERC’s 1st Quarter 2022 Form 10-Q. The selected CERC unaudited pro forma condensed combined financial data has been derived from CERC’s unaudited pro forma condensed combined financial statements included in this prospectus supplement. See “Unaudited Pro Forma Condensed Combined Financial Information.”

The unaudited pro forma condensed combined financial data includes the unaudited pro forma condensed combined balance sheet of CERC as of March 31, 2022, and the unaudited pro forma condensed combined statements of income of CERC for the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019. The unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of CERC and the historical combined financial statements of Indiana Gas and VEDO as adjusted to give effect to the completed Arkansas/Oklahoma Disposition (with respect to the pro forma condensed combined statements of income for the three months ended March 31, 2022 and the year ended December 31, 2021 only), the Proposed Restructuring and other transactions described herein (collectively, the “transactions”).

The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019 give effect to the Proposed Restructuring and other related transactions (except the Arkansas/Oklahoma Disposition, which is assumed to have occurred January 1, 2021), as if they were completed on February 1, 2019. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Proposed Restructuring and other transactions (except the Arkansas/Oklahoma Disposition which was completed January 10, 2022) as if they were completed on March 31, 2022. The pro forma condensed combined balance sheet as of March 31, 2022 has not been adjusted for the Arkansas/Oklahoma Disposition as it is reflected in the historical condensed consolidated balance sheet as of March 31, 2022 disclosed in CERC’s 1st Quarter 2022 Form 10-Q. The transaction accounting adjustments consist of those adjustments necessary to account for the transactions.

The unaudited pro forma condensed combined financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the transactions been consummated on the dates indicated and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period.

	CERC Historical
	Three Months Ended March 31,		Year Ended December 31,
	2022		2021	2020	2019
	(in millions)
Income statement data:
Total revenues	$1,385		$3,248	$2,763	$3,018
Total operating expenses	$1,173		$2,841	$2,401	$2,708
Operating income	$212		$407	$362	$310
Other income (expense)	$536		$(102)	$(118)	$(124)
Income from continuing operations	$554	(1)	$254	$147	$189

Cash flow statement data:
Net cash provided by (used in) operating activities	$347		$(1,440)	$729	$466
Net cash provided by (used in) investing activities	$1,860		$(859)	$(452)	$(662)
Net cash provided by (used in) financing activities	$(2,211)		$2,306	$(278)	$173

(1)	For the quarter ended March 31, 2022, CERC did not have discontinued operations. As such, this number reflects Net Income.

	CERC Pro Forma
	Three Months Ended March 31,	Year Ended December 31,
	2022	2021	2020	2019
	(in millions)
Income statement data:
Total revenues	$1,725	$3,715	$3,531	$3,666
Total operating expenses	$1,427	$3,163	$3,002	$3,267
Operating income	$298	$552	$529	$399
Other income (expense)	$(29)	$418	$(157)	$(151)
Income from continuing operations	$384	$582	$257	$246

	CERC Historical			CERC Pro Forma
	As of March 31,	As of December 31,		As of March 31,
	2022	2021	2020	2022
	(in millions)
Balance sheet data:
Current assets held for sale	$—	$2,084	$—	$—
Current regulatory assets	$1,269	$1,289	$18	$1,306
Other current assets	$802	$755	$689	$1,085
Total current assets	$2,071	$4,128	$707	$2,391
Property, plant and equipment, net	$5,997	$5,763	$6,558	$9,405
Total other assets	$1,175	$1,219	$1,043	$2,838
Total current liabilities	$1,989	$1,507	$726	$2,462
Total other liabilities	$2,490	$2,222	$2,587	$3,717
Long-term debt	$1,905	$4,380	$2,428	$3,099
Total stockholder’s equity	$2,859	$3,001	$2,567	$5,356

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Set forth herein are the unaudited pro forma condensed combined balance sheet of CenterPoint Energy Resources Corp. (“CERC Corp.”), an indirect, wholly owned subsidiary of CenterPoint Energy, and its subsidiaries (CERC Corp. together with its subsidiaries, “CERC”), as of March 31, 2022, and the unaudited pro forma condensed combined statements of income of CERC for the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019. The unaudited pro forma financial statements give effect to the completed Arkansas/Oklahoma Disposition (as defined below and with respect to the pro forma condensed combined statements of income for the three months ended March 31, 2022 and the year ended December 31, 2021 only), the Proposed Restructuring (as defined below) and other transactions described herein.

On January 10, 2022, CERC Corp. completed the sale (the “Arkansas/Oklahoma Disposition”) contemplated by the asset purchase agreement (the “Asset Purchase Agreement”) dated April 29, 2021, by and between CERC Corp. and Southern Col Midco, LLC, a Delaware limited liability company and an affiliate of Summit Utilities, Inc. (“Summit”), pursuant to which CERC Corp. agreed to sell its Arkansas and Oklahoma regulated natural gas businesses (the “Business”) to Summit. The purchase price for the Business was $2.150 billion, including recovery of approximately $425 million in gas costs, including storm-related incremental natural gas costs incurred in February 2021 and subject to adjustment as set forth in the Asset Purchase Agreement, including adjustments based on net working capital, regulatory assets and liabilities and capital expenditures at closing. The Arkansas/Oklahoma Disposition was considered an asset sale for tax purposes requiring the net deferred tax liabilities to be recognized in earnings at the closing of the Arkansas/Oklahoma Disposition.

The Arkansas/Oklahoma Disposition constituted a significant disposition for CERC Corp. Although the Business met the held for sale criteria, the Arkansas/Oklahoma Disposition does not represent a strategic shift to CERC Corp. as it retained significant operations in, and continues to invest in, its regulated natural gas businesses. Therefore, the income and expenses associated with the Arkansas/Oklahoma Disposition were not reflected as discontinued operations on CERC’s Condensed Statement of Consolidated Income for the three months ended March 31, 2022 or the year ended December 31, 2021, and, as such, this transaction was prohibited from being reflected for more than one annual period in these pro forma financial statements in accordance with Regulation S-X Article 11 as discussed below. Since the recovery in rates of depreciation on the Business continued to be reflected in revenues until the closing of the Arkansas/Oklahoma Disposition and is expected to be reflected in the carryover basis of the rate-regulated assets sold, CERC continued to record depreciation on those assets through the closing of the Arkansas/Oklahoma Disposition.

CenterPoint Energy intends to complete a proposed restructuring in June 2022 of certain of its subsidiaries (“Proposed Restructuring”) whereby Indiana Gas Company, Inc. (“CEI North”) and Vectren Energy Delivery of Ohio, Inc. (“CEOH”), both subsidiaries it acquired in its acquisition of Vectren Corporation on February 1, 2019, will become wholly owned subsidiaries of CERC Corp. rather than of Vectren Utility Holdings, Inc. (“VUHI”), an indirect, wholly owned subsidiary of CenterPoint Energy. The Proposed Restructuring would be considered a non-cash common control acquisition by CERC and was authorized by the Indiana Utility Regulatory Commission in December 2021 and by the Public Utilities Commission of Ohio in January 2022.

The Proposed Restructuring is intended to better align CenterPoint Energy’s corporate and financing structure with its financial reporting and management structure. The Proposed Restructuring is expected to simplify CenterPoint Energy’s organizational structure by grouping CEI North’s and CEOH’s gas operations with the vast majority of CenterPoint Energy’s gas operations, resulting in a more efficient and cost-effective financing structure. In addition, the Proposed Restructuring will provide increased scale and diversity for CERC, CEI North and CEOH, improving their credit profile.

As a part of the Proposed Restructuring, on May 27, 2022, CERC Corp. and VUHI completed an exchange with holders of VUHI’s private senior guaranteed notes (“VUHI PPNs”) whereby CERC Corp. issued new senior notes with an aggregate principal amount of $302 million to such holders in exchange for all of their outstanding VUHI PPNs with an aggregate principal amount of $302 million. The new CERC Corp. senior notes have the same principal amount, interest rate, and payment and maturity dates as the VUHI PPNs for which they were exchanged. As a result of the exchange, CERC received an affiliated note receivable, which is expected to be distributed to CERC’s parent as a non-cash equity distribution in June 2022. This distribution is reflected as a transaction adjustment in the pro forma financial statements.

Additionally, following the Proposed Restructuring CERC Corp. and VUHI intend to approach holders of VUHI’s 6.10% senior guaranteed notes due December 1, 2035 (“VUHI Public Notes”) with an offer to exchange the aggregate outstanding principal amount of $75 million as of March 31, 2022 of VUHI Public Notes for CERC Corp. senior notes (“Public Exchange”). This transaction is anticipated to occur in the second half of 2022 or the first half of 2023. In connection with the potential Public Exchange, CERC is expected to receive an affiliated note receivable from VUHI, which would be immediately settled with a non-cash equity distribution. The outcome of the Public Exchange is not guaranteed, but for purposes of these pro forma financial statements is assumed to be successful and has been reflected as a proposed financing adjustment within these pro forma financial statements. Separately, if the Public Exchange is successful, CERC Corp. may seek to establish an affiliated note receivable associated with the portion of VUHI Public Notes supporting Southern Indiana Gas Electric Company (“SIGECO”) to replace VUHI’s note receivable with SIGECO as of March 31, 2022 for such amount (or to otherwise have SIGECO’s affiliated note payable to CERC Corp. instead of VUHI); however, no such adjustment is reflected in these pro forma financial statements for this potential transaction with SIGECO.

In connection with CEI North and CEOH becoming subsidiaries of CERC Corp. in the Proposed Restructuring, CEI North and CEOH expect to have their outstanding affiliated long-term notes owed to CERC Corp. instead of VUHI, with the only change to their current VUHI affiliated long-term notes payable being updates to the cost of debt to reflect any exchange fees, debt issuance costs and other direct financing related expenses as authorized by regulators. Additionally, for the purposes of the pro forma financial statements, CERC Corp. is expected to issue $500 million aggregate principal amount of senior notes, net of issuance costs of $5 million, with an assumed interest rate of 4.43% and term of 10 years (“Public Offering”), and $232 million principal amount of commercial paper bearing an assumed interest rate of 1.06%. The assumed interest rate on the senior notes represents the 10-year treasury plus 150 basis points as of June 2, 2022 and the commercial paper rate represents CERC’s commercial paper rate effective as of June 2, 2022. A 1/8th of a percentage point change to the commercial paper rate would have an impact on annual interest expense of less than $1 million. Estimated third party transaction costs incurred by CERC will be deferred in long-term debt, net in accordance with U.S. generally accepted accounting principles. Exchange fees were less than $1 million. CERC Corp. intends to use the proceeds of the Public Offering for general corporate purposes, including repayment of affiliated long-term notes payable established as part of the Proposed Restructuring.

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of CERC and the historical combined financial statements of CEI North and CEOH and are presented based on information currently available. They are intended for informational purposes only and are not intended to represent CERC’s financial position or results of operations had the transaction and related events occurred on the dates indicated, or to project CERC’s financial performance for any future period. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read with the pro forma financial statements.

The Proposed Restructuring is reflected in these unaudited pro forma condensed combined financial statements using the guidance applicable for common control transactions in Accounting Standards Codification Topic 805-50, Business Combinations. Accordingly, when an entity (e.g. VUHI) transfers assets or liabilities constituting a business (e.g. CEI North and CEOH) to an entity with which it is under common control, the receiving entity recognizes the assets and liabilities at the carrying amounts of the ultimate parent (e.g. CenterPoint Energy) in the receiving entity’s financial statements on the transfer date. Historical periods are recast to reflect the transaction as if it occurred at either the earliest period presented or the date of initial common control, in this case February 1, 2019. The historical audited and unaudited combined financial statements of CEI North and CEOH for the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019 respectively, include the financial position and results of operations of CEI North and CEOH beginning on February 1, 2019 and are prepared on a historical basis without any push-down accounting adjustments resulting from CenterPoint Energy’s acquisition of these entities through its acquisition of Vectren Corporation on February 1, 2019. The necessary acquisition related adjustments not included in the historical results of CEI North and CEOH have been reflected as transaction accounting adjustments in these combined pro forma financial statements.

The unaudited pro forma condensed combined financial statements have been prepared in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the U.S. Securities and Exchange Commission (the SEC) on May 21, 2020, and should be read in conjunction with the following: (i) the accompanying notes to the unaudited pro forma condensed combined financial statements; (ii) the audited combined financial statements and accompanying notes for CEI North and CEOH for the fiscal year ended December 31, 2021 attached as Exhibit 99.1 to CERC’s Current Report on Form 8-K filed with the SEC on June 7, 2022; (iii) the unaudited combined financial statements and accompanying notes for CEI North and CEOH for the three months ended March 31, 2022 attached as Exhibit 99.2 to CERC’s Current Report on Form 8-K filed with the SEC on June 7, 2022; (iv) the audited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CERC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 filed with the SEC on February 22, 2022; and (v) the unaudited consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in CERC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the SEC on May 3, 2022.

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2022

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Current Assets:
Cash and cash equivalents	$4	$1	$—	(g)	$—		$5
Accounts receivable, net	426	134	—		—		560
Accrued unbilled revenues, net	209	76	—		—		285
Accounts and notes receivable–affiliated companies	17	—	—	(k)	—	(r)	17
Materials and supplies	85	19	—		—		104
Natural gas inventory	19	7	—		—		26
Non-trading derivative assets	—	28	—		—		28
Current taxes receivable	29	12	—		—		41
Regulatory assets	1,269	37	—		—		1,306
Prepaid expenses and other current assets	13	6	—		—		19

Total current assets	2,071	320	—		—		2,391

Property, Plant and Equipment:
Property, plant and equipment	8,140	5,151	—		—		13,291
Less: accumulated depreciation and amortization	2,143	1,743	—		—		3,886

Property, plant and equipment, net	5,997	3,408	—		—		9,405

Other Assets:
Goodwill	611	199	1,073	(e)	—		1,883
Regulatory assets	534	374	(11	) (e)	—		897
Non-trading derivative assets	—	4	—		—		4
Other non-current assets	30	24	—		—		54

Total other assets	1,175	601	1,062		—		2,838

Total Assets	$9,243	$4,329	$1,062		$—		$14,634

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

March 31, 2022 (continued)

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Current Liabilities:
Current portion of long-term debt	$1,275	$—	$—		$—		$1,275
Accounts payable	293	120	6	(h)	—		419
Accounts and notes payable–affiliated companies	147	197	—	(l)	—		344
Taxes accrued	82	57	22	(e)	—		161
Interest accrued	24	2	—		—		26
Customer deposits	63	30	—		—		93
Other current liabilities	105	39	—		—		144

Total current liabilities	1,989	445	28		—		2,462

Other Liabilities:
Deferred income taxes, net	879	416	(65	) (e)	—		1,230
Benefit obligations	80	19	—		—		99
Regulatory liabilities	1,054	767	1	(e)	—		1,822
Other non-current liabilities	477	89	—		—		566

Total other liabilities	2,490	1,291	(64)		—		3,717

Long-Term Debt:
Long-term debt	1,905	96	296	(h)	75	(q)	3,099
			727	(i)
Long-term debt - affiliated companies	—	1,076	(1,076	) (j)	—		—

Total long-term debt	1,905	1,172	(53)		75		3,099

Stockholder’s Equity:
Common stock	—	792	(792	) (f)	—		—
Additional paid-in capital	1,553	—	1,104	(e)	(75	) (s)	4,050
			1,421	(f)
			47	(m)
Retained earnings	1,296	629	(629	) (f)	—		1,296
Accumulated other comprehensive income	10	—	—		—		10

Total stockholder’s equity	2,859	1,421	1,151		(75)		5,356

Total Liabilities and Stockholder’s Equity	$9,243	$4,329	$1,062		$—		$14,634

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Three Months Ended March 31, 2022

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Arkansas/ Oklahoma Disposition (Note 2)		Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Revenues:
Utility revenues	$1,376	$378	$(38	) (a)	$—		$—		$1,716
Non-utility revenues	9	—	—		—		—		9

Total	1,385	378	(38)		—		—		1,725

Expenses:
Utility natural gas	857	176	(23	) (a)	—		—		1,010
Non-utility cost of revenues, including natural gas	1	—	—		—		—		1
Operation and maintenance	187	51	(3	) (a)	—		—		235
Depreciation and amortization	72	36	(2	) (a)	—		—		106
Taxes other than income taxes	56	20	(1	) (a)	—		—		75

Total	1,173	283	(29)		—		—		1,427

Operating Income	212	95	(9)		—		—		298

Other Expense:
Gain on sale	557	—	(557	) (b)	—		—		—
Interest expense and other finance charges	(21)	(11)	—		(4	) (n)	(1	) (t)	(33)
					(6	) (o)
					10	(p)
Other income (expense), net	—	4	—		—		—		4

Total	536	(7)	(557)		—		(1)		(29)

Income From Continuing Operations Before Income Taxes	748	88	(566)		—		(1)		269
Income tax expense (benefit)	194	19	(326	) (c)	—	(d)	—	(u)	(115)
			(2	) (d)

Income From Continuing Operations	$554	$69	$(238)		$—		$(1)		$384

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended December 31, 2021

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Arkansas/ Oklahoma Disposition (Note 2)		Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Revenues:
Utility revenues	$3,191	$952	$(485	) (a)	$—		$—		$3,658
Non-utility revenues	57	—	—		—		—		57

Total	3,248	952	(485)		—		—		3,715

Expenses:
Utility natural gas	1,515	370	(222	) (a)	—		—		1,663
Non-utility cost of revenues, including natural gas	17	—	—		—		—		17
Operation and maintenance	790	182	(134	) (a)	—		—		838
Depreciation and amortization	326	161	(66	) (a)	—		—		421
Taxes other than income taxes	193	56	(25	) (a)	—		—		224

Total	2,841	769	(447)		—		—		3,163

Operating Income	407	183	(38)		—		—		552

Other Expense:
Gain on sale	11	—	557	(b)	—		—		568
Interest expense and other finance charges	(103)	(45)	—		(14	) (n)	(5	) (t)	(154)
					(24	) (o)
					(1	) (e)
					38	(p)
Other income (expense), net	(10)	14	—		—		—		4

Total	(102)	(31)	557		(1)		(5)		418

Income From Continuing Operations Before Income Taxes	305	152	519		(1)		(5)		970
Income tax expense (benefit)	51	21	326	(c)	—	(d)	(1	) (u)	388
			(9	) (d)

Income From Continuing Operations	$254	$131	$202		$(1)		$(4)		$582

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended December 31, 2020

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Revenues:
Utility revenues	$2,711	$768	$—		$—		$3,479
Non-utility revenues	52	—	—		—		52

Total	2,763	768	—		—		3,531

Expenses:
Utility natural gas	1,100	213	—		—		1,313
Non-utility cost of revenues, including natural gas	17	—	—		—		17
Operation and maintenance	798	199	—		—		997
Depreciation and amortization	304	137	—		—		441
Taxes other than income taxes	182	52	—		—		234

Total	2,401	601	—		—		3,002

Operating Income	362	167	—		—		529

Other Expense:
Interest expense and other finance charges	(111)	(44)	(14	) (n)	(5	) (t)	(164)
			(24	) (o)
			(1	) (e)
			35	(p)
Other income (expense), net	(7)	14	—		—		7

Total	(118)	(30)	(4)		(5)		(157)

Income From Continuing Operations Before Income Taxes	244	137	(4)		(5)		372
Income tax expense (benefit)	97	20	(1	) (d)	(1	) (u)	115

Income From Continuing Operations	$147	$117	$(3)		$(4)		$257

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

Year Ended December 31, 2019

	CERC Historical	CEI North and CEOH Combined Historical	Transaction Accounting Adjustments Proposed Restructuring (Notes 3 & 4)		Proposed Financing Adjustments (Note 5)		CERC Pro Forma Combined
	(in millions)
Revenues:
Utility revenues	$2,951	$648	$—		$—		$3,599
Non-utility revenues	67	—	—		—		67

Total	3,018	648	—		—		3,666

Expenses:
Utility natural gas	1,391	195	—		—		1,586
Non-utility cost of revenues, including natural gas	39	—	—		—		39
Operation and maintenance	824	208	—		—		1,032
Depreciation and amortization	293	115	—		—		408
Taxes other than income taxes	161	41	—		—		202

Total	2,708	559	—		—		3,267

Operating Income	310	89	—		—		399

Other Expense:
Interest expense and other finance charges	(116)	(42)	(13	) (n)	(5	) (t)	(164)
			(22	) (o)
			(1	) (e)
			35	(p)
Other income (expense), net	(8)	21	—		—		13

Total	(124)	(21)	(1)		(5)		(151)

Income From Continuing Operations Before Income Taxes	186	68	(1)		(5)		248
Income tax expense (benefit)	(3)	6	—	(d)	(1	) (u)	2

Income From Continuing Operations	$189	$62	$(1)		$(4)		$246

CENTERPOINT ENERGY RESOURCES CORP.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(1)	Basis of presentation

The following unaudited pro forma condensed combined financial statements are based on the historical consolidated financial statements of CERC and the historical combined financial statements of CEI North and CEOH as adjusted to give effect to the Arkansas/Oklahoma Disposition, the Proposed Restructuring and other transactions described herein (together, the transactions). The unaudited pro forma condensed combined statements of income for the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019 give effect to the Proposed Restructuring and other transactions (except the Arkansas/Oklahoma Disposition, which is assumed to have occurred January 1, 2021), as if they were completed on February 1, 2019. The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the Proposed Restructuring and other transactions (except the Arkansas/Oklahoma Disposition which was completed January 10, 2022) as if they were completed on March 31, 2022. The pro forma condensed combined balance sheet as of March 31, 2022 has not been adjusted for the Arkansas/Oklahoma Disposition as it is reflected in the historical condensed consolidated balance sheet as of March 31, 2022 disclosed in CERC’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022. The transaction accounting adjustments consist of those necessary to account for the transactions.

These historical financial statements have been adjusted to give the pro forma effect of transaction accounting adjustments that are necessary to account for the following:

•	the Arkansas/Oklahoma Disposition (pro forma condensed combined statements of income for the three months ended March 31, 2022 and the year ended December 31, 2021 only);

•	the transfer of CEI North’s and CEOH’s assets and liabilities to CERC at CenterPoint Energy’s carrying amount in the Proposed Restructuring;

•	the effect of other transaction accounting adjustments necessary to reflect financing transactions associated with the Proposed Restructuring; and

•	the Public Offering.

These historical financial statements have also been adjusted to give the pro forma effect of proposed financing adjustments that are necessary to reflect the anticipated Public Exchange.

(2)	Transaction accounting adjustments related to the Arkansas/Oklahoma Disposition

The transaction accounting adjustments for the Arkansas/Oklahoma Disposition are based upon available information and certain assumptions that management believes are reasonable.

a.	Reflects the elimination of revenues and expenses representing the historical results of the Business as a result of the Arkansas/Oklahoma Disposition.

b.	Reflects the pre-tax gain, net of transaction costs, on the Arkansas/Oklahoma Disposition of $557 million.

c.

Reflects the tax expense of $326 million on the gain on the Arkansas/Oklahoma Disposition, consisting of $522 million current tax payable less $196 million deferred tax benefit as if the Arkansas/Oklahoma Disposition occurred on January 1, 2021.

d.

Reflects the income tax expense on the transaction accounting adjustments calculated using the statutory income tax rate for CERC which ranged from 22-25% during the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019. The assumed statutory tax rates do not take into account any possible future tax events that may impact CERC Corp.

(3) Transaction accounting adjustments related to the Proposed Restructuring

The transaction accounting adjustments to reflect the Proposed Restructuring are based upon available information and certain assumptions that management believes are reasonable.

e.

Represents the adjustments necessary to reflect CEI North and CEOH at CenterPoint Energy’s carrying amount, which differs from the historical combined results of these companies, including the allocation of goodwill based on CEI North and CEOH’s relative fair value basis in CenterPoint Energy’s natural gas reporting unit goodwill and certain adjustments to regulatory assets and liabilities, primarily related to purchase accounting from CenterPoint Energy’s merger with Vectren Corporation in 2019.

f.	Represents elimination of balances and activity between CEI North and CEOH and CERC in combination.

(4) Transaction accounting adjustments related to the senior note exchange in connection with the Proposed Restructuring and the Public Offering

The transaction accounting adjustments to reflect the debt transactions associated with the Proposed Restructuring discussed above are as follows:

g.	Reflects the adjustments to cash for the debt transactions as follows:

(in millions)
Proceeds from issuance of CERC Corp. senior notes, net of issuance costs, and commercial paper	$727
Repayment of notes payable-affiliated companies	(727)

Net cash	$—

h.	Reflects the issuance of CERC Corp. senior notes in exchange for VUHI PPNs of $302 million, net of $6 million in costs payable to third parties directly related to the new issuance.

i.	Reflects the issuance of CERC Corp. senior notes of $500 million in the Public Offering, net of issuance costs of $5 million, and $232 million of commercial paper.

j.

Reflects the elimination by CERC of $1,076 million of notes payable-affiliated companies held by CEI North and CEOH and reflected in the unaudited combined balance sheet of CEI North and CEOH as of March 31, 2022. These notes payable were payable to VUHI as of March 31, 2022 and the corresponding affiliated note receivable historically held by VUHI will be contributed to CERC as part of the Proposed Restructuring. After such contribution, reflected in the additional paid-in capital adjustment below, the affiliated notes receivable held by CERC and affiliated notes payable held by CEI North and CEOH are eliminated in combination.

k.	Reflects the adjustments to notes receivable-affiliated companies as follows:

(in millions)
Notes receivable-affiliated companies received in connection with the VUHI PPNs	$302
Equity distribution of notes receivable-affiliated companies	(302)

Net notes receivable-affiliated companies	$—

l.	Reflects the adjustments to notes payable-affiliated companies as follows:

(in millions)
Notes payable-affiliated companies assumed with equity contribution	$727
Notes payable-affiliated companies repaid with cash	(727)

Net notes payable-affiliated companies	$—

m.	Reflects the adjustments to additional paid-in-capital as follows:

(in millions)
Non-cash equity distribution of CERC’s notes receivable-affiliated companies	$(302)
Non-cash equity distribution for assumption of CERC’s notes payable-affiliated companies	(727)
Non-cash equity contribution from parent consisting of the notes receivable from CEI North and CEOH, which ultimately eliminate in combination with the notes payable-affiliated companies acquired on these entities in connection with the Proposed Restructuring	1,076

Net additional paid-in-capital	$47

n.

Reflects the quarterly and annual interest expense on the exchanged senior notes CERC Corp. assumed from VUHI totaling $302 million based on an interest rate of 4.77%, the current effective weighted average annual interest rate on the VUHI PPNs.

o.

Reflects the quarterly and annual interest expense on the new CERC Corp. senior notes of $500 million in the Public Offering and an assumed rate of 4.43% and amortization of the issuance costs, and $232 million of commercial paper bearing an assumed rate of 1.06%.

p.

Reflects the elimination of quarterly and annual interest expense on the affiliated long-term notes held by CEI North and CEOH. These notes payable were payable to VUHI in the historical periods of income presented and the corresponding affiliated note receivable historically held by VUHI will be contributed to CERC as part of the Proposed Restructuring. As a result, the interest on the notes payable held by CEI North and CEOH will be eliminated in combination with CERC in connection with the Proposed Restructuring.

(5) Proposed financing adjustments that are necessary to reflect the anticipated Public Exchange

q.

Reflects the issuance of $75 million of senior notes by CERC Corp. in the Public Exchange. Any associated debt issuance costs, premiums or discounts have been assumed to be less than $1 million in these pro forma financial statements.

r.	Reflects the adjustments to notes receivable-affiliated companies associated with the Public Exchange as follows:

(in millions)
Notes receivable-affiliated companies received in connection with the Public Exchange	$75
Notes receivable-affiliated companies settled with a non-cash equity distribution	(75)

Net notes receivable-affiliated companies	$—

s.	Reflects the adjustments to additional paid-in-capital for the non-cash equity distribution of CERC’s note receivable-affiliated companies in connection with the Public Exchange.

t.	Reflects the quarterly and annual interest expense on the $75 million of senior notes to be issued by CERC in the Public Exchange based on an annual interest rate of 6.10% on the VUHI Public Notes.

u.

Reflects the income tax expense on the proposed financing adjustments calculated using the statutory income tax rate for CERC, which ranged from 22-25% during the three months ended March 31, 2022 and the years ended December 31, 2021, 2020 and 2019. The assumed statutory tax rates do not take into account any possible future tax events that may impact CERC Corp.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes (referred to in the accompanying prospectus as the debt securities) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus, to which we refer you.

We will issue the notes under an indenture, dated as of February 1, 1998, as amended and supplemented from time to time, and as to be further supplemented by a new supplemental indenture in connection with establishing the terms of the notes (the “indenture”), between us and The Bank of New York Mellon Trust Company, N.A. (successor to JPMorgan Chase Bank, National Association), as trustee (the “trustee”). The following description is a summary of the material provisions of the notes and the indenture. This summary is not complete and is qualified in its entirety by reference to the indenture and the notes. For a complete description of the notes, you should refer to the indenture, including the form of supplemental indenture establishing the terms of the notes, copies of which are available from us. In addition, we have filed the current indenture and will file the supplemental indenture with the SEC. Please read “Where You Can Find More Information.” For purposes of this summary, the terms “we,” “our,” “ours” and “us” refer to CenterPoint Energy Resources Corp. and not any of our subsidiaries.

We may issue additional series of debt securities from time to time under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture. As of March 31, 2022, approximately $3.1 billion aggregate principal amount of debt securities were outstanding under the indenture.

Ranking of the Notes

The notes will:

•	be our general unsecured obligations;

•	rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness; and

•	be structurally subordinated to all of the liabilities of our subsidiaries.

As of March 31, 2022, we, on an unconsolidated basis, had approximately $3.2 billion aggregate principal amount of indebtedness outstanding (inclusive of outstanding commercial paper, but excluding $302 million of New Notes issued in the VUHI Private Notes Exchange and excluding $699 million of intercompany debt owed to CenterPoint Energy expected to be assumed by us in connection with the Proposed Restructuring), all of which was unsecured and unsubordinated.

Subject to exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to the notes as described below under “— Defeasance.”

Structural Subordination

Dividends or advances from our subsidiaries are a source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we may require to pay our debt service obligations, including payments on the notes. The notes will be structurally subordinated to all of the liabilities of our subsidiaries with regard to the assets and earnings of our subsidiaries. Our subsidiaries generate a significant portion of our operating income and cash flow, which will increase upon completion of the Proposed Restructuring. As of March 31, 2022, our subsidiaries had approximately $8.5 million aggregate principal amount of indebtedness and other liabilities outstanding (all of which were borrowings under our money pool, and exclusive of $0.7 billion and $0.7 billion of indebtedness and other liabilities of VEDO and Indiana Gas (such VEDO and Indiana Gas indebtedness inclusive of $0.7 billion and $0.6 billion of intercompany borrowings owed to VUHI), respectively, each of which we did not own as of March 31, 2022 but we expect to wholly own upon the completion of the Proposed Restructuring), all of which was unsecured and unsubordinated. Additionally, as of the date hereof, both VEDO and Indiana Gas are guarantors of the VUHI credit facility, which we expect VUHI will terminate in connection with the Proposed Restructuring. We also expect that upon completion of the Proposed Restructuring, VEDO and Indiana Gas will be released from their guarantee obligations under the VUHI Public Notes.

Principal, Maturity and Interest

The notes will mature on                , 2032. The notes are initially limited to $                in aggregate principal amount. However, we may issue additional notes of the same series from time to time, without the consent of the holders of the notes. The notes will be issued in minimum denominations of $2,000 principal amount and integral multiples of $1,000 principal amount in excess thereof.

Interest on the notes will:

•	accrue at the rate of % per year;

•	be payable semi-annually in arrears on each and , with the initial interest payment date being , 2022;

•

be payable to the person in whose name the notes are registered at the close of business on the                and                 immediately preceding the applicable interest payment date, which we refer to with respect to the notes as “regular record dates”;

•	be computed on the basis of a 360-day year comprised of twelve 30-day months; and

•	be payable on overdue interest to the extent permitted by law at the same rate as interest is payable on principal.

If any interest payment date, the maturity date or any redemption date falls on a day that is not a business day, the required payment will be made on the next business day with the same force and effect as if made on the relevant interest payment date, maturity date or redemption date and no additional amounts will accrue on that payment for the period from and after the interest payment date, maturity date or redemption date, as the case may be, to the date of that payment on the next succeeding business day. Unless we default on a payment, no interest will accrue for the period from and after the applicable maturity date or redemption date. A “business day” is any day that is not a Saturday, a Sunday, or a day on which banking institutions or trust companies in New York City are generally authorized or required by law or executive order to remain closed.

Optional Redemption

Prior to                 , 2032 (the “Par Call Date”), we may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes to be redeemed matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus                  basis points less (b) interest accrued to the date of redemption; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in each case, accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

On or after the Par Call Date, we may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

“treasury rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The treasury rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the treasury rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM or any successor designation or publication is no longer published, we shall calculate the treasury rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the treasury rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

The trustee, at our written direction, will send a notice of redemption by first-class mail (or otherwise transmitted in accordance with the procedures of The Depository Trust Company with respect to notes registered in the name of Cede & Co.) at least 10 days and not more than 60 days prior to the date fixed for redemption to each holder of notes to be redeemed. Unless we default on payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the date fixed for redemption. If fewer than all of the notes are to be redeemed, not more than 60 days prior to the redemption date, the particular notes or portions thereof called for redemption will be selected from the outstanding notes not previously called by such method as the trustee deems fair and appropriate. In the case of a partial redemption of notes registered in the name of Cede & Co., the notes to be redeemed will be determined in accordance with the procedures of The Depository Trust Company.

Notice of any redemption of notes may, at our discretion, be given subject to one or more conditions precedent, including, but not limited to, completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an incurrence of indebtedness or an acquisition or other strategic transaction involving a change of control in us or another entity). If such redemption is so subject to satisfaction of one or more conditions precedent, such notice shall describe each such condition, and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or otherwise waived on or prior to the business day immediately preceding the relevant redemption date.

We shall notify holders of any such rescission as soon as practicable after we determine that such conditions precedent will not be able to be satisfied or we are not able or willing to waive such conditions precedent.

Sinking Fund

We are not obligated to make mandatory redemption or sinking fund payments with respect to the notes.

No Financial Covenants

The indenture does not contain financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing any of our other securities. The indenture also does not protect holders in the event of a highly leveraged transaction, except to the extent described in the accompanying prospectus under the heading “Description of Our Senior Debt Securities — Consolidation, Merger and Sale of Assets.”

Events of Default

Each of the following is an event of default under the indenture with respect to the notes:

•	our failure to pay the principal of or premium, if any, on the notes when due, including at maturity or upon redemption;

•	our failure to pay any interest on the notes for 30 days after the interest becomes due;

•

our failure to perform, or our breach in any material respect of, any other covenant or agreement in the indenture, other than a covenant or agreement included in the indenture solely for the benefit of another series of our debt securities issued under the indenture, for 90 days after either the trustee or holders of at least 33% in principal amount of the notes then outstanding have given us written notice of the breach in the manner required by the indenture;

•

the default by us or any subsidiary, other than a project finance subsidiary, of ours in the payment, when due, after the expiration of any applicable grace period, of principal of indebtedness for money borrowed, other than non-recourse debt, in the aggregate principal amount then outstanding of $125 million or more, or acceleration of any indebtedness for money borrowed in such aggregate principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded or such default is not cured within 30 days after notice to us in accordance with the indenture; and

•	specified events involving bankruptcy, insolvency or reorganization;

provided, however, that no event described in the third, fourth or fifth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee’s corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the notes generally, us or the indenture.

If an event of default occurs and is continuing with respect to the notes, either the trustee or the holders of at least 33% in principal amount of the notes then outstanding may declare the principal amount of the notes due and immediately payable. To declare the principal amount of the notes due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the notes plus accrued and unpaid interest, if any.

This right does not apply if an event of default described in the fifth bullet point above occurs. If one of the events of default described in the fifth bullet point above occurs and is continuing, the notes then outstanding under the indenture shall be due and payable immediately.

After any declaration of acceleration of the notes, but before a judgment or decree for payment, the holders of a majority in principal amount of the outstanding notes may, under certain circumstances, rescind and annul the declaration of acceleration if all events of default, other than the non-payment of principal, have been cured or waived as provided in the indenture.

If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. The holders of a majority in principal amount of the outstanding notes will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee of the notes, provided that:

•	the direction is not in conflict with any law or the indenture;

•	the trustee may take any other action it deems proper which is not inconsistent with the direction; and

•

the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law.

A holder of a note may only pursue a remedy under the indenture if:

•	the holder has previously given the trustee written notice of a continuing event of default for the notes;

•	holders of at least 33% in principal amount of the notes then outstanding have made a written request to the trustee to pursue that remedy;

•	the holders have offered reasonable indemnity to the trustee;

•	the trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the notes do not give the trustee a direction inconsistent with the request.

However, these limitations do not apply to a suit by a holder of a note demanding payment of the principal, premium, if any, or interest on a note on or after the date the payment is due.

We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any.

Certain Definitions

“consolidated net tangible assets” means the total amount of our assets, including the assets of our subsidiaries, less, without duplication:

•	total current liabilities (excluding indebtedness due within 12 months);

•	all reserves for depreciation and other asset valuation reserves, but excluding reserves for deferred federal income taxes;

•	all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset; and

•

all appropriate adjustments on account of minority interests of other persons holding common stock of any subsidiary, all as reflected in our most recent audited consolidated balance sheet preceding the date of such determination.

The term “control” (including the terms “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.

“equity interests” means any capital stock, partnership, joint venture, member or limited liability or unlimited liability company interest, beneficial interest in a trust or similar entity or other equity interest or investment of whatever nature.

“Finance Lease” means a lease that, in accordance with accounting principles generally accepted in the United States of America, would be recorded as a finance lease on the balance sheet of the lessee, but excluding, for the avoidance of doubt, any operating leases or any other non-finance leases.

“indebtedness,” as applied to us or any subsidiary, means bonds, debentures, notes and other instruments or arrangements representing obligations created or assumed by us or any such subsidiary, including any and all:

•	obligations for money borrowed, other than unamortized debt discount or premium;

•	obligations evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets of any kind;

•	obligations as lessee under a Finance Lease; and

•	amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation listed in the three immediately preceding bullet points.

All indebtedness secured by a lien upon property owned by us or any subsidiary and upon which indebtedness we or any such subsidiary customarily pays interest, although we or any such subsidiary has not assumed or become liable for the payment of such indebtedness, is also deemed to be indebtedness of us or any such subsidiary. All indebtedness for borrowed money incurred by other persons which is directly guaranteed as to payment of principal by us or any subsidiary will for all purposes of the indenture be deemed to be indebtedness of us or any such subsidiary, but no other contingent obligation of us or any such subsidiary in respect of indebtedness incurred by other persons shall be deemed indebtedness of us or any such subsidiary.

“lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, charge, security interest, encumbrance or lien of any kind whatsoever (including any Finance Lease).

“non-recourse debt” means (i) any indebtedness for borrowed money incurred by any project finance subsidiary to finance the acquisition, improvement, installation, design, engineering, construction, development, completion, maintenance or operation of, or otherwise to pay costs and expenses relating to or providing financing for, any project, which indebtedness for borrowed money does not provide for recourse against us or any of our subsidiaries (other than a project finance subsidiary and such recourse as exists under a performance guaranty) or any property or asset of us or any of our subsidiaries (other than equity interests in, or the property or assets of, a project finance subsidiary and such recourse as exists under a performance guaranty) and (ii) any refinancing of such indebtedness for borrowed money that does not increase the outstanding principal amount thereof (other than to pay costs incurred in connection therewith and the capitalization of any interest or fees) at the time of the refinancing or increase the property subject to any lien securing such indebtedness for borrowed money or otherwise add additional security or support for such indebtedness for borrowed money.

“performance guaranty” means any guaranty issued in connection with any non-recourse debt that (i) if secured, is secured only by assets of or equity interests in a project finance subsidiary, and (ii) guarantees to the provider of such non-recourse debt or any other person (a) performance of the improvement, installation, design, engineering, construction, acquisition, development, completion, maintenance or operation of, or otherwise affects any such act in respect of, all or any portion of the project that is financed by such non-recourse debt, (b) completion of the minimum agreed equity or other contributions or support to the relevant project finance subsidiary, or (c) performance by a project finance subsidiary of obligations to persons other than the provider of such non-recourse debt.

“project finance subsidiary” and “project finance subsidiaries” means any of our subsidiaries designated by us whose principal purpose is to incur non-recourse debt and/or construct, lease, own or operate the assets financed thereby, or to become a direct or indirect partner, member or other equity participant or owner in a person created for such purpose, and substantially all the assets of which subsidiary or person are limited to (x) those assets being financed (or to be financed), or the operation of which is being financed (or to be financed), in whole or in part by non-recourse debt, or (y) equity interests in, or indebtedness or other obligations of, one or more other such subsidiaries or persons, or (z) indebtedness or other obligations of us or our subsidiaries or other persons. At the time of designation of any project finance subsidiary, the sum of the net book value of the assets of such subsidiary and the net book value of the assets of all other project finance subsidiaries then existing shall not in the aggregate exceed 10 percent of the consolidated net tangible assets.

“subsidiary” of any entity means any corporation, partnership, joint venture, limited liability company, trust or estate of which (or in which) more than 50% of (i) the issued and outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether at the time capital stock of any other class or classes of such corporation shall or might have voting power upon the occurrence of any contingency), (ii) the interest in the capital or profits of such limited liability company, partnership, joint venture or other entity or (iii) the beneficial interest in such trust or estate is at the time directly or indirectly owned or controlled by such entity, by such entity and one or more of its other subsidiaries or by one or more of such entity’s other subsidiaries.

Satisfaction and Discharge

We may discharge our obligations under the indenture while the notes remain outstanding if (1) all outstanding debt securities issued under the indenture have become due and payable, (2) all outstanding debt securities issued under the indenture have or will become due and payable at their scheduled maturity within one year or (3) all outstanding debt securities issued under the indenture are scheduled for redemption in one year, and in each case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indenture on the date of their scheduled maturity or the scheduled date of redemption and we have paid all other sums payable under the indenture.

Defeasance

If we deposit with the trustee funds or government securities sufficient to make payments on the notes on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the notes (“legal defeasance”); or

•

we will no longer have any obligation to comply with the events of default in the third bullet point under “— Events of Default” above, the events of default described in the fourth bullet point under “— Events of Default” above and the restrictions described under “Description of Our Senior Debt Securities — Consolidation, Merger and Sale of Assets” in the accompanying prospectus will no longer apply to us, but some of our other obligations under the indenture and the notes, including our obligation to make payments on those notes, will survive.

If we effect legal defeasance of the notes, the holders of the notes will not be entitled to the benefits of the indenture, except for our obligations to:

•	register the transfer or exchange of the notes;

•	replace mutilated, destroyed, lost or stolen notes; and

•	maintain paying agencies and hold moneys for payment in trust.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the notes to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Paying Agent and Registrar

We have designated the trustee as the sole paying agent and registrar for the notes.

Exchange and Transfer of the Notes

We will issue the notes in registered form, without coupons. The notes will be issued in minimum denominations of $2,000 principal amount and integral multiples of $1,000 principal amount in excess thereof.

Holders may present notes for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the notes if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the exchange or registration of transfer. The trustee will serve as the security registrar. At any time we may:

•	designate additional transfer agents;

•	rescind the designation of any transfer agent; or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the notes at all times.

In the event we elect to redeem the notes, neither we nor the trustee will be required to register the transfer or exchange of the notes:

•	during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the notes and ending at the close of business on the day the notice is mailed; or

•	if we have selected the notes for redemption, in whole or in part, except for the unredeemed portion of the notes.

Regarding the Trustee

The Bank of New York Mellon Trust Company, N.A., successor to JPMorgan Chase Bank, National Association, is the trustee, security registrar and paying agent under the indenture for the notes. As of March 31, 2022, the trustee served as trustee for approximately $3.1 billion aggregate principal amount of our debt securities. In addition, the trustee serves as trustee for debt securities issued by or on behalf of our affiliates, aggregating approximately $8.9 billion as of March 31, 2022. We maintain brokerage relationships with the trustee and its affiliates, each of whom may maintain other relationships with us or our affiliates in the ordinary course of business.

Book-Entry Delivery and Settlement

We will issue the notes in the form of one or more global notes in definitive, fully registered form. The global notes will be registered in the name of Cede & Co., as nominee of The Depository Trust Company, and will remain in the custody of the trustee.

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through DTC either directly if they are participants in DTC or indirectly through organizations that are participants in DTC. DTC has advised us as follows:

•

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•

DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC is owned by the users of its regulated subsidiaries.

•

Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We have provided the description of the operations and procedures of DTC in this prospectus supplement solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. Neither we nor the underwriters or the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•

upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•

ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to the notes.

Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Although DTC has agreed to the foregoing procedures to facilitate transfers of the notes among its participants, it is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Secondary market trading between Clearstream Banking, société anonyme (“Clearstream”) participants and/or Euroclear Bank SA/NV, as operator of the Euroclear System (“Euroclear”) participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable.

Cross-market transfers between participants in DTC, on the one hand, and participants in Euroclear or Clearstream, on the other hand, will be effected through DTC in accordance with the DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective U.S. depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (European time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global securities through DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement. Participants in Euroclear or Clearstream may not deliver instructions directly to their respective U.S. depositaries.

Due to time zone differences, the securities accounts of a participant in Euroclear or Clearstream purchasing an interest in a global security from a direct participant in DTC will be credited, and any such crediting will be reported to the relevant participant in Euroclear or Clearstream, during the securities settlement processing day (which must be a business day for Euroclear or Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interests in a global security by or through a participant in Euroclear or Clearstream to a direct participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certificated Notes

Certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes, upon surrender by DTC of the global notes, if (i) DTC or any successor depositary (the “depositary”) notifies us that it is no longer willing or able to act as a depositary for the global notes or DTC ceases to be registered as a clearing agency under the Exchange Act, and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option and subject to DTC procedures, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided pursuant to the indenture.

BUSINESS

Overview

CERC is an indirect, wholly owned subsidiary of CenterPoint Energy that, as of May 31, 2022, directly owned and operated natural gas distribution facilities in Louisiana, Minnesota, Mississippi and Texas, with operating subsidiaries that own and operate permanent pipeline connections through interconnects with various interstate and intrastate pipeline companies. Upon completion of the Proposed Restructuring, CERC will own and operate natural gas distribution facilities in Indiana and Ohio through Indiana Gas and VEDO. As of March 31, 2022, CERC directly provided energy delivery services to approximately 3.1 million natural gas customers. As of March 31, 2022, Indiana Gas and VEDO served another approximately 1.0 million natural gas customers. The description of CERC in this section of the prospectus supplement reflects CERC after the Arkansas/Oklahoma Disposition described herein and assumes the completion of the Proposed Restructuring.

Operations

CERC engages in regulated intrastate natural gas sales and natural gas transportation and storage for residential, commercial, industrial and transportation customers. See the detail of customers by state below. CERC provides permanent pipeline connections through interconnects with various interstate and intrastate pipeline companies through a wholly owned subsidiary, CenterPoint Energy Intrastate Pipelines, LLC (“CEIP”). CERC also provides services in Minnesota consisting of residential appliance repair and maintenance services along with heating, ventilation and air conditioning equipment sales and home repair protection plans to natural gas customers in Indiana, Mississippi, Ohio and Texas through a third party.

As of January 31, 2022, CERC’s natural gas businesses, after the Arkansas/Oklahoma Disposition, owned approximately 60,856 linear miles of natural gas distribution and transmission mains. As of December 31, 2021, Indiana Gas’s and VEDO’s natural gas businesses, on a combined basis, owned approximately 19,804 linear miles of natural gas distribution and transmission mains. Generally, in each of the cities, towns and rural areas served, CERC, Indiana Gas and VEDO own the underground gas mains and service lines, metering and regulating equipment located on customers’ premises and the district regulating equipment necessary for pressure maintenance. Substantially all of the measuring stations at which CERC, Indiana Gas and VEDO receive natural gas are owned, operated and maintained by others, and their distribution facilities begin at the outlet of the measuring equipment. These facilities, including odorizing equipment, are usually located on land owned by suppliers.

As of December 31, 2021, CEIP owned and operated over 285 miles of intrastate pipeline in Louisiana, Texas and Oklahoma.

Customers

In 2021, approximately 38% of CERC’s, Indiana Gas’s and VEDO’s total combined throughput was to residential customers and approximately 61% was to commercial, industrial and transportation customers, in each case, excluding Arkansas and Oklahoma.

The table below reflects the number of CERC, Indiana Gas and VEDO customers by state as of March 31, 2022:

	Residential	Commercial/ Industrial/Transportation	Total Customers
Indiana (Indiana Gas)	582,196	54,769	636,965
Louisiana (CERC)	231,495	16,295	247,790
Minnesota (CERC)	831,846	71,780	903,626
Mississippi (CERC)	121,479	13,100	134,579
Ohio (VEDO)	305,719	24,509	330,228
Texas (CERC)	1,749,265	106,173	1,855,438

Total Customers	3,822,000	286,626	4,108,626

As of March 31, 2022, the largest metropolitan areas served in each state are the counties surrounding Indianapolis, Indiana; Shreveport, Louisiana; Minneapolis, Minnesota; Biloxi, Mississippi; Dayton, Ohio; and Houston, Texas.

Seasonality

The demand for natural gas sales to residential customers and natural gas sales and transportation for commercial and industrial customers is seasonal and affected by variations in weather conditions. In 2021, approximately 69% of CERC’s, Indiana Gas’s and VEDO’s total combined throughput occurred in the first and fourth quarters. These patterns reflect the higher demand for natural gas for heating purposes during the colder months.

Supply and Transportation.

In 2021, excluding Indiana Gas and VEDO, CERC purchased virtually all of its natural gas supply pursuant to contracts with remaining terms varying from a few months to three years. Major suppliers are those that account for greater than 10% of CERC’s annual natural gas supply purchases. In 2021, CERC, excluding Indiana Gas and VEDO, purchased 43% of its natural gas supply from three major suppliers. These suppliers were Macquarie Energy, LLC (23%), BP Energy Company/BP Canada Energy Marketing (10%) and Spire Marketing, Inc. (10%). Additionally, CERC had contracts for natural gas supply from two other counterparties, one which expired on October 31, 2021, and the other which will expire on March 31, 2023. Numerous other suppliers provided the remainder of CERC’s natural gas supply requirements.

In 2021, Indiana Gas purchased most of its natural gas supply pursuant to asset management agreements with two different counterparties. Exelon Generation Company, LLC provided supply from the beginning of the year through March 31, 2021. Through a competitive bid process, Tenaska Marketing Ventures was awarded a three-year contract to provide asset management services with a term beginning on April 1, 2021. Due to the Ohio CHOICE program in which all customers must choose a third-party supplier, VEDO does not purchase any gas supply.

CERC transports its natural gas supplies through various intrastate and interstate pipelines under contracts with remaining terms, including extensions, varying from one to fifteen years. CERC anticipates that these gas supply and transportation contracts will be renewed or replaced prior to their expiration.

CERC actively engages in commodity price stabilization pursuant to natural gas supply plans presented to or filed with each of its state regulatory authorities. These price stabilization activities include use of storage gas and contractually establishing structured prices (e.g., fixed price, financial hedges, costless collars and caps) with CERC physical gas suppliers. Their natural gas supply plans generally call for 50–75% of normal winter supplies to be stabilized in some fashion.

The regulations of the states in which CERC operates allow it to pass through changes in the cost of natural gas, including savings and costs of financial derivatives associated with the index-priced physical supply, to its customers under purchased gas adjustment provisions in its tariffs. Depending upon the jurisdiction, the purchased gas adjustment factors are updated periodically, ranging from monthly to semi-annually. The changes in the cost of natural gas billed to customers are subject to review by the applicable regulatory bodies.

CERC uses various third-party storage services or owned natural gas storage facilities to meet peak-day requirements and to manage the daily changes in demand due to changes in weather. CERC may also supplement contracted supplies and storage from time to time with stored liquefied natural gas (“LNG”) and propane-air plant production.

As of December 31, 2021, CERC, Indiana Gas and VEDO owned and operated the following natural gas facilities:

	No. of Assets	Storage Capacity (Billion cubic feet (“Bcf”))	Working Capacity (Bcf)	Maximum Daily Withdrawal Rate (Million cubic feet (“MMcf”))
Underground Natural Gas Storage Facilities	5	31.8	8.8	205

			On-site Storage Capacity
	No. of Assets	Daily Production Rate (Dekatherms (“Dth”))	Millions of Gallons	(Dth)
Propane Air-Gas Manufacturing Plants	15	258,000	13.9	1,277,000
LNG Plant Facility	1	72,000	12.0	1,000,000

The table below reflects CERC’s, Indiana Gas’s and VEDO’s combined contracted upstream storage services as of December 31, 2021:

	Storage Capacity (Bcf)	Maximum Peak Daily Delivery (MMcf)
Upstream Storage Service	114.7	2,727

On an ongoing basis, CERC enters into contracts to provide sufficient supplies and pipeline capacity to meet their customer requirements. However, it is possible for limited service disruptions to occur from time to time due to weather conditions, transportation constraints and other events. As a result of these factors, supplies of natural gas may become unavailable from time to time, or prices may increase rapidly in response to temporary supply constraints or other factors.

Upon expiration of certain asset management agreements (“AMAs”) with CERC’s former subsidiary CenterPoint Energy Services, Inc., CERC entered into new third-party AMAs beginning in April 2021 associated with its utility distribution service in Louisiana, Minnesota, Mississippi and Texas. The new AMAs have varying terms, the longest of which expires in 2024. In addition to the AMAs previously held by CenterPoint Energy Services, Inc., CERC has AMAs with other counterparties in Louisiana, Minnesota, Mississippi, Texas, and Indiana. Generally, AMAs are contracts between CERC and an asset manager that are intended to transfer the working capital obligation and maximize the utilization of the assets. In these agreements, CERC agrees to release transportation and storage capacity to other parties to manage natural gas storage, supply and delivery arrangements for CERC and to use the released capacity for other purposes when it is not needed for CERC. CERC may receive compensation from the asset manager through payments made over the life of the AMAs. CERC has an obligation to purchase its winter storage requirements that have been released to the asset manager under these AMAs. Pursuant to the agreements, CERC either sells natural gas to the asset manager and agrees to repurchase an equivalent amount of natural gas throughout the year at the same cost or purchases its full natural gas requirements at each delivery point from the asset manager.

Competition

CERC, Indiana Gas and VEDO compete primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other gas distributors and marketers also compete directly for gas sales to end users. In addition, as a result of federal regulations affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC’s, Indiana Gas’s and VEDO’s facilities and market, sell or transport natural gas directly to commercial and industrial customers.

Supportive Regulatory and Legislative Environment

CERC, Indiana Gas and VEDO operate in constructive regulatory environments in Indiana, Louisiana, Mississippi, Minnesota, Ohio and Texas and are regulated by the Indiana Utility Regulatory Commission, Louisiana Public Service Commission, the Mississippi Public Service Commission, the Minnesota Public Utility Commission, the Public Utilities Commission of Ohio and Texas Railroad Commission, respectively. CERC, Indiana Gas and VEDO recover costs and capital through various regulatory mechanisms that include riders, gas adjustment clauses, weather normalization adjustments, decoupling, and capital trackers, and benefit from credit-supportive rate case outcomes.

CERC’s, Indiana Gas’s and VEDO’s jurisdictions have mechanisms to recover capital and expenses, and mitigate revenue impacts from lower-than-normal usage, including normal temperature adjustment to minimize the impacts of weather and a compliance system improvement adjustment mechanism to recover capital investments in Indiana, cost of service adjustments in Louisiana and Mississippi (the Rate Stabilization Plan and Rate Regulation Adjustment), decoupling in Minnesota, energy efficiency cost trackers in Minnesota and Mississippi (the Conservation Improvement Program and Energy Efficiency Cost Recovery), Distribution Replacement Rider and a straight-fixed variable rate design in Ohio and capital tracking mechanisms in Texas (the Gas Reliability Infrastructure Program).

Indiana jurisdictions have semi-annual filings which recover approved capital investments (return on and of) and related costs associated with their Transmission, Distribution, and Storage System Improvement and Federally Mandated Compliance capital investment plan as provided in Indiana statutes for the purposes of safety, reliability, system modernization, or economic development and allow for recovery of 80% of the authorized revenue requirement with the remaining 20% deferred for recovery in a future rate. All the authorized revenue requirement is recognized as revenue in the month the rate becomes effective.

Ohio gas jurisdictions have annual filings that recover approved capital investments (return on and of) and related costs associated with VEDO’s Bare Steel and Cast Iron Main Accelerated Replacement Program and VEDO’s Capital Expenditure Program Rider.

Rate case outcomes have provided timely recovery of prudent costs and investments. Texas jurisdictions have an average authorized return on equity (“ROE”) of 9.64%, Louisiana’s authorized ROE is 9.95% and Mississippi’s authorized ROE is 9.29%. Minnesota has an allowed rate of return of 6.86%. Indiana Gas’s recent rate case settlement allows for a ROE of 9.8%, and VEDO’s 2019 rate case order provides a rate of return of 7.48%.

S&P Global Ratings, a division of S&P Global Inc., assesses the regulatory support of CERC’s and Indiana Gas’s jurisdictions as “highly credit supportive” for Indiana, Louisiana, Minnesota and Texas, which is the second highest rating within the five-category scale of credit supportiveness ratings; “very credit supportive” for VEDO in Ohio, which is the third highest rating within the five-category scale of credit supportiveness ratings; and “more credit supportive” for CERC in Mississippi, which is the fourth highest rating within the five-category scale.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following summary describes the material United States federal income tax consequences relevant to the purchase, ownership and disposition of the notes. Except where indicated, this summary deals only with holders who purchase notes in the initial offering at their original offering price (i.e., the first price at which a substantial amount of the notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and hold the notes as capital assets (generally, property held for investment purposes). The following discussion is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and related United States Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date of this prospectus, changes to which subsequent to the date hereof may affect the tax consequences described herein, possibly with retroactive effect. We have not sought a ruling from the IRS or an opinion of counsel with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

This discussion does not describe all the tax consequences that may be relevant to holders of notes in light of their particular circumstances or to holders subject to special rules under United States federal income tax law, such as brokers or dealers in securities or currencies, traders in securities that have elected the mark-to-market method of accounting for their securities, banks and other financial institutions, partnerships, S corporations and other pass-through entities or arrangements and holders of interests therein, tax-exempt organizations or pension plans, insurance companies, regulated investment companies, real estate investment trusts, persons holding notes as part of a straddle, constructive sale, conversion transaction or other integrated transaction, persons subject to special tax accounting rules under Section 451(b) of the Code, United States holders (as defined below) whose “functional currency” is not the United States dollar, persons subject to United States anti-inversion rules, controlled foreign corporations or passive foreign investment companies, and certain former citizens or residents of the United States. Furthermore, this discussion does not address alternative minimum taxes, any tax consequences resulting from the Medicare tax on net investment income, other United States federal tax laws (such as United States federal estate and gift tax laws) or any state, local or non-United States tax laws.

The United States federal income tax consequences to a holder of a note that is a partnership (or other entity or arrangement taxable as a partnership for United States federal income tax purposes) generally will depend on the status of its partners and the activities of the partnership. Partners in partnerships holding the notes should consult their tax advisors with regard to the application to them of the United States federal income tax laws.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER OTHER UNITED STATES FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used in this section of the prospectus supplement, a “United States holder” means a beneficial owner of a note who or that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons as defined in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-United States holder” means a beneficial owner of a note that is an individual, corporation, estate or trust and, in each case, is not a United States holder.

Contingent Payments

In certain circumstances, we may be obligated to pay amounts in excess of the stated interest or principal on the notes as described under “Description of the Notes—Optional Redemption.” We intend to take the position that the likelihood that we will be required to make such payments is remote as of the issue date of the notes and therefore that these provisions do not cause the notes to be treated as “contingent payment debt instruments” within the meaning of the applicable Treasury Regulations. However, additional income will be recognized to a holder if any such additional payment is made. Our position that the contingency described above is remote is binding on a holder, unless the holder discloses in the proper manner to the IRS that it is taking a different position. If the IRS successfully challenged our position, then the notes could be treated as contingent payment debt instruments, in which case holders could be required to accrue interest income at a rate higher than the stated interest rate on the notes and to treat as ordinary income, rather than capital gain, any gain recognized on a sale, exchange, retirement or redemption of a note. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. You should consult your own tax advisor regarding the possible application of the contingent payment debt instrument rules to the notes.

United States Holders

Payments of Stated Interest

It is expected, and this discussion assumes, that the notes will be issued with no more than a de minimis amount of original issue discount for United States federal income tax purposes. If this is the case, stated interest on the notes will constitute “qualified stated interest” under the Treasury Regulations and generally will be taxable to any United States holder as ordinary income at the time it is received or accrued in accordance with the United States holder’s regular method of accounting for United States federal income tax purposes.

Sale, Redemption, Retirement or Other Taxable Disposition of Notes

Upon the sale, redemption, retirement or other taxable disposition of a note, a United States holder generally will recognize gain or loss equal to the difference between the amount realized (less any accrued but unpaid stated interest, which will be taxable as such to the extent not already included in income) and the United States holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note generally will equal the price paid for the note. In general, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the note has been held for more than one year. Under current law, long-term capital gains of noncorporate taxpayers (including individuals) are generally taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

In general, information reporting will apply to payments of interest on the notes and to the proceeds from the sale (including a redemption or retirement) of a note paid to United States holders other than exempt recipients. Additionally, backup withholding (currently at a rate of 24%) will apply to such payments if the United States holder fails to provide a correct taxpayer identification number and comply with certification procedures or otherwise establish exempt status.

Backup withholding is not an additional tax. If backup withholding applies to a United States holder, the United States holder may use the amounts withheld as a credit against the United States holder’s United States federal income tax liability, and may be entitled to a refund, as long as the United States holder timely provides the required information or appropriate claim form to the IRS.

Non-United States Holders

Payments of Interest

Subject to the discussion below concerning backup withholding and FATCA (defined below), payments of interest on the notes to any non-United States holder generally will not be subject to United States federal income or withholding tax, provided that:

•

the interest is not effectively connected with the conduct by the non-United States holder of a trade or business in the United States (and if required by an applicable income tax treaty, the interest is not attributable to a permanent establishment maintained by the non-United States holder in the United States);

•	the non-United States holder does not own, actually or constructively, 10% or more of the combined voting power of all classes of our equity entitled to vote;

•	the non-United States holder is not a controlled foreign corporation (within the meaning of the Code) that is related to us (actually or constructively); and

•

either the non-United States holder (i) provides its name and address on a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certifies under penalties of perjury that it is not a “United States person” within the meaning of the Code in compliance with applicable requirements or (ii) satisfies certain other documentary evidence requirements for establishing that the holder is not a United States person (this certification may be provided by (x) a securities clearing organization, (y) a bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business or (z) a “qualified intermediary” that has entered into a withholding agreement with the IRS and other conditions are met).

If a non-United States holder cannot satisfy all of the requirements described above, payments of interest to such holder will be subject to a 30% United States federal withholding tax unless such holder provides us or our paying agent, as the case may be, with a properly executed (a) IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (b) IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with such holder’s conduct of a trade or business in the United States (as discussed below).

Interest on the notes will be taxable to a non-United States holder at regular United States federal income tax rates generally in the same manner as for a United States holder if: (a) the interest constitutes income that is effectively connected with the conduct by such non-United States holder of a United States trade or business and (b) if an income tax treaty applies, the interest is attributable to a United States permanent establishment of such non-United States holder under the terms of such treaty. In addition, if the non-United States holder is a foreign corporation, such income may also be subject to a “branch profits tax” at a rate of 30% (or lower applicable treaty rate). Interest that is effectively connected with a United States trade or business (whether or not an applicable income tax treaty applies) will not be subject to United States withholding tax as long as an IRS form W-8ECI (or successor form) is provided.

Sale, Redemption, Retirement or Other Disposition of Notes

Subject to the discussion below concerning backup withholding, a non-United States holder generally will not be subject to United States federal income or withholding tax on any gain or income realized from the sale, redemption, retirement at maturity or other disposition of the notes, unless:

•

in the case of gain, the non-United States holder is an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of the notes, and specific other conditions are met;

•

in the case of an amount attributable to accrued but unpaid interest, the non-United States holder does not meet the conditions for exemption from United States income or withholding tax on payments of interest on the notes as described above; or

•

the gain is effectively connected with the non-United States holder’s conduct of a United States trade or business and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by the non-United States holder in the United States.

If a non-United States holder is described in the first bullet above, then such non-United States holder will generally be subject to United States federal income tax at a flat rate of 30% (unless a lower applicable income tax treaty rate applies) on any such realized gain.

If a non-United States holder is described in the third bullet above, then such non-United States holder generally will be subject to United States income tax on a net basis on the gain in the same manner as if it were a United States holder, subject to any modification provided under an applicable income tax treaty. In addition, if a non-United States holder is a foreign corporation, it may be subject to a branch profits tax at a rate of 30% (or lower applicable treaty rate) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. For this purpose, gain on the disposition of a note that is effectively connected with such foreign corporation’s conduct of a United States trade or business will generally be included in the effectively connected earnings and profits of such foreign corporation.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payments on the notes and the proceeds from the sale or other disposition of the notes. In addition, copies of these information returns may also be made available under the provisions of a specific treaty or other agreement to tax authorities of the country in which a non-United States holder resides.

A non-United States holder generally will be exempt from backup withholding (currently at a rate of 24%), provided that such non-United States holder certifies as to its foreign status (and the payor does not have actual knowledge or reason to know that such non-United States holder is a United States person) or otherwise establishes an exemption.

Backup withholding is not an additional tax. If backup withholding applies to a non-United States holder, the holder may use the amounts withheld as a refund against the holder’s United States federal income tax liability, and may be entitled to a refund, as long as the non-United States holder timely provides certain information to the IRS.

The Foreign Account Tax Compliance Act

Pursuant to Sections 1471 to 1474 of the Code and the Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), interest paid on the notes to a foreign financial institution will be subject to a 30% United States federal withholding tax (“FATCA withholding”) unless (x) the institution enters into, and complies with, an agreement with the United States government to withhold on certain payments and to collect and provide to the United States tax authorities substantial information regarding United States account holders of the institution (which includes certain equity and debt holders of the institution, as well as certain account holders that are foreign entities with United States owners) or (y) the foreign financial institution provides the withholding agent with a certification that it is eligible to receive payment free of FATCA withholding. The legislation also generally imposes FATCA withholding on interest paid to a non-financial foreign entity unless the entity provides the withholding agent with a certification (i) that the entity does not have any “substantial United States owners” or (ii) provides certain identifying information regarding the entity’s “substantial United States owners,” which will in turn be provided to the United States Department of Treasury. A foreign financial institution or non-financial foreign entity can meet the certification requirements by providing a properly executed IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a United States holder or non-United States holder might be eligible for refunds or credits of the FATCA withholding from the IRS. While FATCA withholding would have originally been required on certain payments of gross proceeds from the sale or other disposition of a note, proposed Treasury Regulations provide that withholding is not required on such payments of gross proceeds (other than amounts treated as interest). Taxpayers may rely generally on these proposed U.S. Treasury Regulations until they are revoked or final U.S. Treasury Regulations are issued. The rules under FATCA are complex. Holders should consult their tax advisors regarding the possible implications of FATCA on their investment in the notes.

THE PRECEDING DISCUSSION OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. PERSONS CONSIDERING THE PURCHASE OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY OTHER UNITED STATES FEDERAL TAX LAWS AND ANY STATE, LOCAL OR NON-UNITED STATES TAX LAWS OR ANY APPLICABLE TAX TREATY AND THE EFFECT OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below for the notes, for whom BofA Securities, Inc., Goldman Sachs & Co. LLC, PNC Capital Markets LLC and U.S. Bancorp Investments, Inc. are acting as representatives, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase from us, the principal amount of notes set forth opposite its name below.

Underwriter	Principal Amount of Notes
BofA Securities, Inc.	$
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Comerica Securities, Inc.
Bancroft Capital, LLC
Siebert Williams Shank & Co., LLC

Total	$

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have advised us that they propose to initially offer the notes to the public at the offering price appearing on the cover page of this prospectus supplement and may also offer the notes to dealers at a price that represents a concession not in excess of         % per note. Any underwriter may allow, and any of these dealers may re-allow, a concession not in excess of         % per note. After the initial offering of the notes, the underwriters may from time to time vary the offering pricing and other selling terms.

The obligations of the underwriters, including their agreement to purchase the notes from us, are several and not joint. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the notes if they purchase any of the notes. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters under the agreement may be increased or the offering of notes may be terminated.

The notes will be a new issue of securities for which currently there is no established trading market. We do not intend to apply for listing of the notes on any securities exchange or for quotation of the notes on any dealer quotation system. The underwriters have advised us that they intend to make a market in the notes after the offering, although they are under no obligation to do so. The underwriters may discontinue any market-making activities at any time without any notice. We can give no assurance as to the liquidity of the trading market for the notes or that a public trading market will develop.

In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may overallot in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, the notes in the open market to cover short positions or to stabilize the price of the notes. Finally, the underwriters may reclaim selling concessions allowed for distributing the notes in the offering, if the underwriters repurchase previously distributed notes in transactions to cover short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market prices of the notes above independent market levels. The underwriters are not required to engage in any of these activities, and may end any of them at any time without notice.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount recovered by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount will be approximately $1.3 million.

We have agreed to indemnify the several underwriters against, or contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their respective businesses, certain of the underwriters and/or their affiliates have engaged, and may in the future engage, in commercial banking, investment banking, trust or investment management transactions with us and our affiliates for which they have received, and will in the future receive, customary compensation.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of ours or our affiliates. If any of the underwriters and their affiliates has a lending relationship with us, certain of these underwriters or their affiliates routinely hedge and certain of these underwriters or their affiliates may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or financial instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Conflicts of Interest

Certain of the underwriters or their affiliates may hold a portion of our commercial paper that we intend to repay using the net proceeds of this offering. In such event, it is possible that one or more of the underwriters or their affiliates could receive at least 5% of the net proceeds of this offering, and in that case such underwriter would be deemed to have a conflict of interest under FINRA Rule 5121 (Public Offerings of Securities with Conflicts of Interest). In the event of any such conflict of interest, such underwriter would be required to conduct the distribution of the notes in accordance with FINRA Rule 5121. If FINRA Rule 5121 is applicable, such underwriter would not be permitted to confirm a sale to an account over which it exercises discretionary authority without first receiving specific written approval from the account holder.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of

Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of the notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of the notes. Neither this prospectus supplement nor the accompanying prospectus are prospectuses for purposes of the Prospectus Regulation.

Notice to Prospective Investors in the United Kingdom

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation. This prospectus supplement has been prepared on the basis that any offer of notes in the UK will be made pursuant to an exemption under the UK Prospectus Regulation. Neither this prospectus supplement nor the accompanying prospectus is a prospectus for the purposes of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any notes in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any notes to be offered so as to enable an investor to decide to purchase any notes.

Each person in the UK who receives any communication in respect of, or who acquires any notes under, the offer to the public contemplated in this prospectus supplement or to whom the notes are otherwise made available, will be deemed to have represented, warranted and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires notes is (i) a “qualified investor” within the meaning of Article 2(e) of the UK Prospectus Regulation; and (ii) not a retail investor.

Notice to Prospective Investors in Australia

This prospectus supplement and the accompanying prospectus:

•	do not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

have not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and do not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•

do not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or “Exempt Investors,” available under section 708 of the Corporations Act.

The notes may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the notes may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any notes may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the notes, you represent and warrant to us that you are an Exempt Investor.

As any offer of notes under this prospectus supplement and the accompanying prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the notes you undertake to us that you will not, for a period of 12 months from the date of issue of the notes, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Canada

The notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

This prospectus supplement and the accompanying prospectus is not intended to constitute an offer or solicitation to purchase or invest in the notes. The notes may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the notes to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes constitutes a prospectus pursuant to the FinSA, and neither this prospectus supplement and the accompanying prospectus nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Hong Kong

This prospectus supplement and the accompanying prospectus do not constitute nor are they intended to be an offer or invitation to the public in Hong Kong to acquire the notes. The notes have not been, and may not and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) and which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the notes has been, may be or will be issued, or has been, may be, or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The contents of this prospectus supplement and the accompanying prospectus have not been reviewed, endorsed or approved by any Hong Kong regulatory authorities, including the Securities and Futures Commission and the Companies Registry of Hong Kong and neither have they been nor will they be registered with the Registrar of Companies in Hong Kong. The notes may not be offered for subscription to members of the public in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this prospectus supplement and the accompanying prospectus, you should obtain independent professional advice. Each person acquiring the notes will be required, and is deemed by the acquisition of the notes, to confirm that such person is aware of the restriction on offers of the notes described in this prospectus supplement, the accompanying prospectus and the relevant offering documents and that such person is not acquiring, and has not been offered any notes in circumstances that contravene any such restrictions and that such person has complied with all relevant laws, rules and regulations applicable to it/him/her and the jurisdiction(s) where such person or its/his/her assets are located.

Notice to Prospective Investors in Japan

The notes offered hereby have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “Financial Instruments and Exchange Law”). The notes have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the account or benefit of a resident of Japan, except (i) pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable laws, regulations and ministerial guidelines promulgated by the relevant Japanese governmental and regulatory authorities in effect at the relevant time.

Notice to Prospective Investors in Singapore

This prospectus supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore, as modified from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore, where each such person is (1) an expert investor (as defined in Section 4A of the SFA) or (2) not an individual, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased pursuant to an offer made in reliance on Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the Notes under Section 275 of the SFA except: (1) to an institutional investor pursuant to Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) and in accordance with the conditions specified in Section 275 of the SFA;, (2) (in the case of a corporation) where the transfer arises from an offer referred to in Section 276(3)(i)(B) of the SFA or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA; (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore, or (7) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) Securities and Securities-based Derivative Contracts Regulations 2018 of Singapore.

Singapore Securities and Futures Act Product Classification — Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in Taiwan

The notes have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan and/or any other regulatory authority of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which could constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that requires a registration, filing or approval of the Financial Supervisory Commission of Taiwan and/or other regulatory authority of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the notes in Taiwan.

Notice to Prospective Investors in the Republic of Korea

The notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for reoffering or resale, directly or indirectly, in the Republic of Korea or to any resident of the Republic of Korea except pursuant to the applicable laws and regulations of the Republic of Korea, including , without limitation, the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The notes have not been and will not be registered with the Financial Services Commission of Korea for public offering in the Republic of Korea. Furthermore, the notes may not be resold to residents of the Republic of Korea unless the purchaser of the notes complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with the purchase of the notes.

Notice to Prospective Investors in the United Arab Emirates

The notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre or the Abu Dhabi Global Market) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre and the Abu Dhabi Global Market) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre and the Abu Dhabi Global Market) and is not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, the Dubai Financial Services Authority or the Abu Dhabi Global Market’s Financial Services Regulatory Authority (FSRA).

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas will pass on the validity of the notes offered in this prospectus supplement. Monica Karuturi, our Executive Vice President and General Counsel may pass on other legal matters for us. Hunton Andrews Kurth LLP, New York, New York will pass on certain legal matters for the underwriters.

EXPERTS

The financial statements of CenterPoint Energy Resources Corp as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, incorporated by reference in this prospectus supplement by reference to CenterPoint Energy Resources Corp.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Indiana Gas Company, Inc. and Vectren Energy Delivery of Ohio, Inc. as of December 31, 2021, and for the year then ended, incorporated by reference in this Prospectus supplement by reference to the Current Report on Form 8-K of CenterPoint Energy Resources Corp. dated June 7, 2022, have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this prospectus supplement, including the information we incorporate by reference, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information reasonably available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•

our business strategies and strategic initiatives, restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the completed sale of our natural gas businesses in Arkansas and Oklahoma, the Proposed Restructuring and the proposed Public Exchange, which we cannot assure will have the anticipated benefits to us;

•

industrial, commercial and residential growth in our service territories and changes in market demand, including the demand for our non-utility products and services and effects of energy efficiency measures and demographic patterns;

•	our ability to fund and invest planned capital and the timely recovery of our investments;

•	our ability to successfully construct and operate natural gas facilities, including complying with applicable environmental standards;

•	the recording of impairment charges;

•

timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment, including the timing and amount of recovered natural gas costs associated with the extreme and unprecedented winter weather event in February 2021 (Winter Storm Uri) that resulted in electricity generation supply shortages, including in Texas, and natural gas supply shortages and increased wholesale prices of natural gas in the United States, primarily due to prolonged freezing temperatures (“February 2021 Winter Storm Event”);

•	future economic conditions in regional and national markets and their effect on sales, prices and costs;

•	weather variations and other natural phenomena, including the impact of severe weather events on operations and capital, such as impacts from the February 2021 Winter Storm Event;

•

the COVID-19 pandemic and its effect on our operations, business and financial condition, our industries and the communities we serve, U.S. and world financial markets and supply chains, potential regulatory actions and changes in customer and stakeholder behaviors relating thereto;

•	increases in commodity prices;

•

volatility in the markets for oil and natural gas as a result of, among other factors, the actions of certain crude-oil exporting countries and the Organization of Petroleum Exporting Countries, armed conflicts, including the conflict in Ukraine and the related sanctions on certain Russian entities, and climate change concerns, including the increasing adoption and use of alternative energy sources;

•

state and federal legislative and regulatory actions or developments affecting various aspects of our businesses, including, among others, energy deregulation or re-regulation, pipeline integrity and safety and changes in regulation and legislation pertaining to trade, health care, finance and actions regarding the rates charged by our regulated businesses;

•

direct or indirect effects on our facilities, resources, operations and financial condition resulting from terrorism, cyber attacks or intrusions, including as a result of global conflict such as the conflict in Ukraine, data security breaches or other attempts to disrupt our businesses or the businesses of third parties, or other catastrophic events such as fires, ice, earthquakes, explosions, leaks, floods, droughts, hurricanes, tornadoes and other severe weather events, pandemic health events or other occurrences;

•

tax legislation, including the effects of the Coronavirus Aid, Relief, and Economic Security Act and of the tax reform legislation informally called the Tax Cuts and Jobs Act of 2017 (which includes but is not limited to any potential changes to tax rates, tax credits and/or interest deductibility), as well as any changes in tax laws under the current administration, and uncertainties involving state commissions’ and local municipalities’ regulatory requirements and determinations regarding the treatment of EDIT and our rates;

•	our ability to mitigate weather impacts through normalization or rate mechanisms, and the effectiveness of such mechanisms;

•	actions by credit rating agencies, including any potential downgrades to credit ratings;

•

matters affecting regulatory approval, legislative actions, construction, implementation of necessary technology or other issues with respect to major capital projects that result in delays or cancellation or in cost overruns that cannot be recouped in rates;

•

local, state and federal legislative and regulatory actions or developments relating to the environment, including, among others, those related to global climate change, air emissions, carbon and waste water discharges, and CenterPoint Energy’s net zero and carbon emissions reduction goals;

•	the impact of unplanned facility outages or other closures;

•	the sufficiency of our insurance coverage, including availability, cost, coverage and terms and ability to recover claims;

•

the availability and prices of raw materials and services and changes in labor for current and future construction projects and operations and maintenance costs, including our ability to control such costs;

•

continued disruptions to the global supply chain, including tariffs and other legislation impacting the supply chain, that could prevent CenterPoint Energy from securing the resources needed to fully execute on its 10-year capital plan or achieve its net zero and carbon emissions reduction goals;

•	the investment performance of CenterPoint Energy’s pension and postretirement benefit plans;

•	changes in interest rates and their impact on costs of borrowing and the valuation of CenterPoint Energy’s pension benefit obligation;

•

commercial bank and financial market conditions, our access to capital, the cost of such capital, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

•	changes in rates of inflation;

•	inability of various counterparties to meet their obligations to us;

•	non-payment for our services due to financial distress of our customers;

•	the extent and effectiveness of our risk management and hedging activities, including, but not limited to financial and weather hedges;

•	timely and appropriate regulatory actions, which include actions allowing securitization, for any future hurricanes or other severe weather events, or natural disasters or other recovery of costs;

•	acquisition and merger activities involving us or our competitors, including the ability to successfully complete merger, acquisition and divestiture plans;

•	our ability to recruit, effectively transition and retain management and key employees and maintain good labor relations;

•	changes in technology, particularly with respect to efficient battery storage or the emergence or growth of new, developing or alternative sources of generation, and their adoption by consumers;

•	the impact of alternate energy sources on the demand for natural gas;

•	the timing and outcome of any audits, disputes and other proceedings related to taxes;

•	the effective tax rates;

•	political and economic developments, including energy and environmental policies under the current administration;

•	the transition to a replacement for the London Interbank Offered Rate benchmark interest rate;

•	CenterPoint Energy’s ability to execute on its initiatives, targets and goals, including its net zero and carbon emissions reduction goals and its operations and maintenance goals;

•	the outcome of litigation, including litigation related to the February 2021 Winter Storm Event;

•	the effect of changes in and application of accounting standards and pronouncements; and

•	other factors we discuss in “Risk Factors” beginning on page S-6 of this prospectus supplement.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. The SEC maintains a Web site that contains information we filed electronically with the SEC, which you can access at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

Our Web site is located at http://investors.centerpointenergy.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available, free of charge, through our Web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our Web site or any other website is not incorporated by reference in this prospectus supplement and does not constitute a part of this prospectus supplement.

This prospectus supplement, which includes information incorporated by reference (see “Incorporation by Reference” below), is part of a registration statement we have filed with the SEC relating to the notes we may offer. As permitted by SEC rules, this prospectus supplement does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available through the SEC’s Web site.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus supplement certain information we file with the SEC. This means we are disclosing important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus supplement. Information that we file later with the SEC that is deemed incorporated by reference into this prospectus supplement (which does not include information deemed pursuant to the SEC’s rules to be furnished to and not filed with the SEC) will automatically update and supersede information previously included.

We are incorporating by reference into this prospectus supplement the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information deemed pursuant to the SEC’s rules to be furnished and not filed with the SEC) until all the notes are sold

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2021;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022; and

•

our Current Reports on Form 8-K and 8-K/A, as applicable, filed on January 10, 2022 (other than the information furnished pursuant to Item 7.01 thereto), January  14, 2022, February  18, 2022, June  2, 2022 and June 7, 2022.

From time to time, we, CenterPoint Energy and CenterPoint Energy Houston Electric, LLC file combined reports with the SEC. We do not intend to incorporate by reference into this prospectus supplement information relating to CenterPoint Energy and its subsidiaries (other than us and our consolidated subsidiaries), and we make no representations as to the information relating to CenterPoint Energy and its subsidiaries (other than us and our consolidated subsidiaries) contained in such combined reports.

You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at the following address:

CenterPoint Energy Resources Corp.

Attn: Investor Relations

P.O. Box 4567

Houston, Texas 77210-4567

(713) 207-6500

PROSPECTUS

CenterPoint Energy Resources Corp.

1111 Louisiana

Houston, Texas 77002

(713) 207-1111

CENTERPOINT ENERGY RESOURCES CORP.

SENIOR DEBT SECURITIES

This prospectus relates to senior debt securities that we may offer from time to time. We will provide additional terms of the senior debt securities in one or more supplements to this prospectus. You should read this prospectus and the related prospectus supplement carefully before you invest in the senior debt securities. No person may use this prospectus to offer and sell the senior debt securities unless a prospectus supplement accompanies this prospectus.

Investing in the senior debt securities involves risks. See “Risk Factors” on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 22, 2020.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission (SEC) using a “shelf” registration process. Using this process, we may offer the senior debt securities described in this prospectus (debt securities) in one or more offerings. Each time we use this prospectus to offer debt securities, we will file a supplement to this prospectus with the SEC that will describe the specific terms of the offering and the debt securities. The prospectus supplement may also add to, update or change the information contained in this prospectus. Before you invest, you should carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information or make any representations other than those contained in this prospectus, any prospectus supplement and any communication from us or any underwriter specifying the final terms of a particular offering. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus, any prospectus supplement or any communication from us or any underwriter specifying the final terms of a particular offering is accurate as of any date other than the date on the front of that document. Any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

References in this prospectus to the terms “we,” “us,” “our” or other similar terms mean CenterPoint Energy Resources Corp. and its subsidiaries, and references to “CenterPoint Energy” mean our indirect parent, CenterPoint Energy, Inc., unless the context clearly indicates otherwise.

The Bank of New York Mellon Trust Company, National Association, in its capacity as trustee for the debt securities, has not participated in the preparation of this prospectus and assumes no responsibility for its content.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a Web site that contains information we file electronically with the SEC, which you can access at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.

Our Web site is located at http://investors.centerpointenergy.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC are available, free of charge, through our Web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on our Web site or any other website is not incorporated by reference in this prospectus and does not constitute a part of this prospectus.

This prospectus, which includes information incorporated by reference (see “Incorporation by Reference” below), is part of a registration statement we have filed with the SEC relating to the debt securities we may offer. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available through the SEC’s Web site.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we file with the SEC. This means we are disclosing important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC that is deemed incorporated by reference into this prospectus (which does not include information deemed pursuant to the SEC’s rules to be furnished to and not filed with the SEC) will automatically update and supersede information previously included.

We are incorporating by reference into this prospectus the documents listed below and any subsequent filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed pursuant to the SEC’s rules to be furnished and not filed with the SEC) until all the debt securities are sold:

•

our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (except for Items 6, 7, 7A and 8, which have been superseded by Items included in the Current Report on Form 8-K filed on May 19, 2020);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020; and

•	our Current Reports on Form 8-K and Form 8-K/A, as applicable, filed on February 19, 2020, February 24, 2020, March 6, 2020, March 9, 2020, April 2, 2020, April 7, 2020 and May 19, 2020.

You may also obtain a copy of our filings with the SEC at no cost by writing to or telephoning us at the following address:

CenterPoint Energy Resources Corp.

c/o CenterPoint Energy, Inc.

Attn: Investor Relations

P.O. Box 4567

Houston, Texas 77210-4567

(713) 207-6500

ABOUT CENTERPOINT ENERGY RESOURCES CORP.

We are an indirect, wholly-owned subsidiary of CenterPoint Energy, Inc. (“CenterPoint Energy”), a public utility holding company. Our operating subsidiaries include:

•	Our natural gas distribution business, which owns and operates natural gas distribution systems in six states;

•	CenterPoint Energy Intrastate Pipelines, LLC (“CEIP”), which owns and operates permanent pipeline connections through interconnects with various interstate and intrastate pipeline companies; and

•	CenterPoint Energy Mobile Energy Solutions, Inc., which provides temporary delivery of liquefied natural gas and compressed natural gas throughout the contiguous 48 states.

Our principal executive offices are located at 1111 Louisiana, Houston, Texas 77002 (telephone number: 713-207-1111).

On February 24, 2020, we entered into an agreement to sell CenterPoint Energy Services, Inc., which obtains and offers competitive variable and fixed-price physical natural gas supplies and services primarily to commercial and industrial customers and electric and natural gas utilities in over 30 states and represents substantially all of the businesses within our Energy Services reportable segment (the “Energy Services Disposal Group”). This transaction does not include our subsidiary CEIP and its assets. The transaction is expected to close in the second quarter of 2020.

RISK FACTORS

Our businesses are influenced by many factors that are difficult to predict and that involve uncertainties that may materially affect actual operating results, cash flows and financial condition. These risk factors include those described as such in the documents that are incorporated by reference in this prospectus (which risk factors are incorporated herein by reference), and could include additional uncertainties not presently known to us or that we currently do not consider material. Before making an investment decision, you should carefully consider these risks as well as any other information we include or incorporate by reference in this prospectus or include in any applicable prospectus supplement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

In this prospectus, including the information we incorporate by reference, we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those expressed or implied by these statements. You can generally identify our forward-looking statements by the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “projection,” “should,” “target,” “will” or other similar words.

We have based our forward-looking statements on our management’s beliefs and assumptions based on information reasonably available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.

The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

•

the COVID-19 pandemic and its effect on our operations, business and financial condition, our industries and the communities we serve, U.S. and world financial markets and supply chains, potential regulatory actions and changes in customer and stakeholder behaviors relating thereto;

•

volatility and a substantial recent decline in the markets for oil and natural gas as a result of the actions of crude-oil exporting nations and the Organization of Petroleum Exporting Countries and reduced worldwide consumption due to the COVID-19 pandemic;

•	the recording of impairment charges, including any impairment or loss associated with the sale of the Energy Services Disposal Group;

•

industrial, commercial and residential growth in our service territories and changes in market demand, including the demand for our non-utility products and services and effects of energy efficiency measures and demographic patterns;

•	timely and appropriate rate actions that allow recovery of costs and a reasonable return on investment;

•	future economic conditions in regional and national markets and their effect on sales, prices and costs;

•	weather variations and other natural phenomena, including the impact of severe weather events on operations and capital;

•

state and federal legislative and regulatory actions or developments affecting various aspects of our businesses, including, among others, energy deregulation or re-regulation, pipeline integrity and safety and changes in regulation and legislation pertaining to trade, health care, finance and actions regarding the rates charged by our regulated businesses;

•

tax legislation, including the effects of the Coronavirus Aid, Relief and Economic Security Act and of the tax reform legislation informally called the Tax Cuts and Jobs Act of 2017 (which includes any potential changes to interest deductibility) and uncertainties involving state commissions’ and local municipalities’ regulatory requirements and determinations regarding the treatment of excess deferred income taxes and our rates;

•	our ability to mitigate weather impacts through normalization or rate mechanisms, and the effectiveness of such mechanisms;

•	the timing and extent of changes in commodity prices, particularly natural gas, and the effects of geographic and seasonal commodity price differentials on us;

•

the ability of our non-utility business operating in the Energy Services Disposal Group to effectively optimize opportunities related to natural gas price volatility and storage activities, including weather-related impacts;

•	actions by credit rating agencies, including any potential downgrades to credit ratings;

•

problems with regulatory approval, legislative actions, construction, implementation of necessary technology or other issues with respect to major capital projects that result in delays or cancellation or in cost overruns that cannot be recouped in rates;

•	the availability and prices of raw materials and services and changes in labor for current and future construction projects;

•	local, state and federal legislative and regulatory actions or developments relating to the environment, including, among others, those related to global climate change;

•	the impact of unplanned facility outages or other closures;

•

any direct or indirect effects on our facilities, operations and financial condition resulting from terrorism, cyber-attacks, data security breaches or other attempts to disrupt our businesses or the businesses of third parties, or other catastrophic events such as fires, ice, earthquakes, explosions, leaks, floods, droughts, hurricanes, tornadoes, pandemic health events or other occurrences;

•	our ability to invest planned capital and the timely recovery of our investments;

•	our ability to control operation and maintenance costs;

•	the sufficiency of our insurance coverage, including availability, cost, coverage and terms and ability to recover claims;

•	the investment performance of CenterPoint Energy’s pension and postretirement benefit plans;

•	changes in interest rates and their impact on costs of borrowing and the valuation of CenterPoint Energy’s pension benefit obligation;

•

commercial bank and financial market conditions, our access to capital, the cost of such capital, and the results of our financing and refinancing efforts, including availability of funds in the debt capital markets;

•	changes in rates of inflation;

•	inability of various counterparties to meet their obligations to us;

•	non-payment for our services due to financial distress of our customers;

•	the extent and effectiveness of our risk management and hedging activities, including, but not limited to financial and weather hedges and commodity risk management activities;

•	timely and appropriate regulatory actions, which include actions allowing securitization, for any future hurricanes or natural disasters or other recovery of costs;

•

our potential business strategies and strategic initiatives, including restructurings, joint ventures and acquisitions or dispositions of assets or businesses, including the proposed sale of the Energy Services Disposal Group, which we cannot assure will be completed or will have the anticipated benefits to us;

•	acquisition and merger activities involving us or our competitors, including the ability to successfully complete merger, acquisition and divestiture plans;

•	our ability to recruit, effectively transition and retain management and key employees and maintain good labor relations;

•	the outcome of litigation;

•	changes in technology, particularly with respect to efficient battery storage or the emergence or growth of new, developing or alternative sources of generation;

•	the impact of alternate energy sources on the demand for natural gas;

•	the timing and outcome of any audits, disputes and other proceedings related to taxes;

•	the effective tax rates;

•	the transition to a replacement for the London Interbank Offered Rate benchmark interest rate;

•	the effect of changes in and application of accounting standards and pronouncements; and

•

other factors we discuss in “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in Item 1A of Part II of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, which is incorporated herein by reference, and in other reports we file from time to time with the SEC that are incorporated herein by reference.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statements.

USE OF PROCEEDS

Unless we inform you otherwise in the prospectus supplement, we anticipate using any net proceeds from the sale of the debt securities offered by this prospectus for general corporate purposes. These purposes may include, but are not limited to:

•	working capital,

•	capital expenditures,

•	acquisitions,

•	the repayment or refinancing of debt, and

•	loans or advances to subsidiaries.

Pending any specific application, we may initially invest funds, loan funds to affiliates or apply them to the reduction of short-term indebtedness, commercial paper or debt under our revolving credit facility.

DESCRIPTION OF OUR SENIOR DEBT SECURITIES

The debt securities offered by this prospectus will be issued under an indenture, dated as of February 1, 1998, as supplemented, between us and The Bank of New York Mellon Trust Company, National Association (successor to JPMorgan Chase Bank, National Association), as trustee. We have incorporated by reference the indenture as an exhibit to the registration statement of which this prospectus is a part. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture. References to section numbers in this prospectus, unless otherwise indicated, are references to section numbers of the indenture. For purposes of this summary, the terms “we,” “our,” “ours,” and “us” refer only to CenterPoint Energy Resources Corp. and not to any of our subsidiaries.

We may issue debt securities from time to time in one or more series under the indenture. There is no limitation on the amount of debt securities we may issue under the indenture. We will describe the particular terms of each series of debt securities we offer in a supplement to this prospectus. The terms of our debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939. You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture that may be important to you before investing in our debt securities.

Ranking

The debt securities offered by this prospectus will:

•	be general unsecured obligations,

•	rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness, and

•	with respect to the assets and earnings of our subsidiaries, structurally rank below all of the liabilities of our subsidiaries.

Subject to the exceptions, and subject to compliance with the applicable requirements, set forth in the indenture, we may discharge our obligations under the indenture with respect to our debt securities as described below under “— Defeasance.”

Terms

We may issue debt securities in separate series from time to time under the indenture. The total principal amount of debt securities that may be issued under the indenture is unlimited. We may limit the maximum total principal amount for the debt securities of any series. However, any limit may be increased by resolution of our board of directors. (Section 301) We will establish the terms of each series of debt securities, which may not be inconsistent with the indenture, in a supplemental indenture.

We will describe the specific terms of the series of debt securities being offered in a supplement to this prospectus. These terms will include some or all of the following:

•	the title of the debt securities,

•	any limit on the total principal amount of the debt securities of the series,

•	the date or dates on which the principal of the debt securities will be payable or the method used to determine or extend those dates,

•

any interest rate on the debt securities, any date from which interest will accrue, any interest payment dates and regular record dates for interest payments, or the method used to determine any of the foregoing, and the basis for calculating interest if other than a 360-day year of twelve 30-day months,

•

the place or places where payments on the debt securities will be payable, the debt securities may be presented for registration of transfer or exchange, and notices and demands to or upon us relating to the debt securities may be made,

•	any provisions that would allow or obligate us to redeem or purchase the debt securities prior to their maturity,

•	the denominations in which we will issue the debt securities, if other than denominations of an integral multiple of $1,000,

•	any provisions that would determine payments on the debt securities by reference to an index or a formula,

•	any foreign currency, currencies or currency units in which payments on the debt securities will be payable and the manner for determining the equivalent amount in U.S. dollars ($),

•	any provisions for payments on the debt securities in one or more currencies or currency units other than those in which the debt securities are stated to be payable,

•

the percentage of the principal amount at which the debt securities will be issued and the portion of the principal amount of the debt securities that will be payable if the maturity of the debt securities is accelerated, if other than the entire principal amount,

•

if the principal amount to be paid at the stated maturity of the debt securities is not determinable as of one or more dates prior to the stated maturity, the amount that will be deemed to be the principal amount as of any such date for any purpose,

•

any variation of the defeasance and covenant defeasance sections of the indenture and the manner in which our election to defease the debt securities will be evidenced, if other than by a board resolution,

•

whether we will issue the debt securities in the form of temporary or permanent global securities, the depositories for the global securities, and provisions for exchanging or transferring the global securities,

•	whether the interest rate of the debt securities may be reset,

•	whether the stated maturity of the debt securities may be extended,

•

any addition to or change in the events of default for the debt securities and any change in the right of the trustee or the holders of the debt securities to declare the principal amount of the debt securities due and payable,

•	any addition to or change in the covenants in the indenture,

•	any additions or changes to the indenture necessary to issue the debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons,

•	the appointment of any paying agents for the debt securities, if other than the trustee,

•	the terms of any right to convert or exchange the debt securities into any other securities or property,

•	the terms and conditions, if any, pursuant to which the debt securities may be secured,

•	any restriction or condition on the transferability of the debt securities, and

•	any other terms of the debt securities consistent with the indenture. (Section 301)

We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original issue discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.

Form, Exchange and Transfer

We will issue the debt securities in registered form, without coupons. Unless we inform you otherwise in the prospectus supplement, we will only issue debt securities in denominations of integral multiples of $1,000. (Section 302)

Holders generally will be able to exchange debt securities for other debt securities of the same series with the same total principal amount and the same terms but in different authorized denominations. (Section 305)

Holders may present debt securities for exchange or for registration of transfer at the office of the security registrar or at the office of any transfer agent we designate for that purpose. The security registrar or designated transfer agent will exchange or transfer the debt securities if it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any exchange or registration of transfer of debt securities. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. Unless we inform you otherwise in the prospectus supplement, we will appoint the trustee as security registrar. We will identify any transfer agent in addition to the security registrar in the prospectus supplement. (Section 305) At any time we may:

•	designate additional transfer agents,

•	rescind the designation of any transfer agent, or

•	approve a change in the office of any transfer agent.

However, we are required to maintain a transfer agent in each place of payment for the debt securities at all times. (Sections 305 and 1002)

If we elect to redeem a series of debt securities, neither we nor the trustee will be required:

•

to issue, register the transfer of or exchange any debt securities of that series during the period beginning at the opening of business 15 days before the day we mail the notice of redemption for the series and ending at the close of business on the day the notice is mailed, or

•

to register the transfer or exchange of any debt security of that series if we have so selected the series for redemption, in whole or in part, except for the unredeemed portion of the series. (Section 305)

Book-Entry

We may issue the debt securities of a series in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. We may issue global debt securities in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

Payment and Paying Agents

Under the indenture, we will pay interest on the debt securities to the persons in whose names the debt securities are registered at the close of business on the regular record date for each interest payment. However, unless we inform you otherwise in the prospectus supplement, we will pay the interest payable on the debt securities at their stated maturity to the persons to whom we pay the principal amount of the debt securities. The initial payment of interest on any series of debt securities issued between a regular record date and the related interest payment date will be payable in the manner provided by the terms of the series, which we will describe in the prospectus supplement. (Section 307)

Unless we inform you otherwise in the prospectus supplement, we will pay principal, premium, if any, and interest on the debt securities at the offices of the paying agents we designate. However, except in the case of a global security, we may pay interest by:

•	check mailed to the address of the person entitled to the payment as it appears in the security register, or

•	by wire transfer in immediately available funds to the place and account designated in writing by the person entitled to the payment as specified in the security register.

We will designate the trustee as the sole paying agent for the debt securities unless we inform you otherwise in the prospectus supplement. If we initially designate any other paying agents for a series of debt securities, we will identify them in the prospectus supplement. At any time, we may designate additional paying agents or rescind the designation of any paying agents. However, we are required to maintain a paying agent in each place of payment for the debt securities at all times. (Sections 307 and 1002)

Any money deposited with the trustee or any paying agent for the payment of principal, premium, if any, and interest on the debt securities that remains unclaimed for two years after the date the payments became due, may be repaid to us upon our request. After we have been repaid, holders entitled to those payments may only look to us for payment as our unsecured general creditors. The trustee and any paying agents will not be liable for those payments after we have been repaid. (Section 1003)

Restrictive Covenants

We will describe any restrictive covenants for any series of debt securities in the prospectus supplement.

Consolidation, Merger and Sale of Assets

Under the indenture, we may not consolidate with or merge into, or convey, transfer or lease our properties and assets substantially as an entirety, to any person, referred to as a “successor person,” and we may not permit any person to consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us, unless:

•

the successor person is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States of America or any state thereof or the District of Columbia,

•	the successor person expressly assumes our obligations with respect to the debt securities and the indenture,

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, would occur and be continuing, and

•	we have delivered to the trustee the certificates and opinions required under the indenture. (Section 801)

As used in the indenture, the term “corporation” means a corporation, association, company, joint-stock company or business trust.

Events of Default

Unless we inform you otherwise in the prospectus supplement, each of the following will be an event of default under the indenture for a series of debt securities:

•	our failure to pay principal or premium, if any, on that series when due, including at maturity or upon redemption,

•	our failure to pay any interest on that series for 30 days after the interest becomes due,

•	our failure to deposit any sinking fund payment relating to that series when due,

•

our failure to perform, or our breach in any material respect of, any other covenant or warranty in the indenture, other than a covenant or warranty included in the indenture solely for the benefit of another series of debt securities issued under the indenture, for 90 days after either the trustee or holders of at least 25% in principal amount of the outstanding debt securities of that series have given us written notice of the breach in the manner required by the indenture,

•	specified events involving our bankruptcy, insolvency or reorganization, and

•	any other event of default we may provide for that series,

provided, however, that no event described in the fourth, fifth or sixth bullet points above will be an event of default until an officer of the trustee, assigned to and working in the trustee’s corporate trust department, has actual knowledge of the event or until the trustee receives written notice of the event at its corporate trust office, and the notice refers to the debt securities generally, us or the indenture. (Section 501)

If an event of default for a series of debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount of all the debt securities of that series due and immediately payable. To declare the principal amount of that series of debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the series of debt securities.

The right described in the preceding paragraph does not apply if:

•	an event of default described in the fifth bullet point above occurs, or

•	an event of default described in the fourth or sixth bullet points above that applies to all outstanding debt securities occurs.

If any of these events of default occurs and is continuing, either the trustee or holders of at least 25% in principal amount of all of the debt securities then outstanding, treated as one class, may declare the principal amount of all of the debt securities then outstanding to be due and payable immediately. To declare the principal amount of the debt securities due and immediately payable, the trustee or the holders must deliver a notice that satisfies the requirements of the indenture. Upon a declaration by the trustee or the holders, we will be obligated to pay the principal amount of the debt securities.

However, after any declaration of acceleration of a series of debt securities, but before a judgment or decree for payment has been obtained, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the declaration of acceleration if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest,

•	the principal and premium, if any, due otherwise than by the declaration of acceleration and any interest on such amounts,

•	any interest on overdue interest, to the extent legally permitted, and

•	all amounts paid or advanced by, or due to the trustee under the indenture, and

•

all events of default with respect to that series of debt securities, other than the nonpayment of the principal which became due solely by virtue of the declaration of acceleration, have been cured or waived. (Section 502)

If an event of default occurs and is continuing, the trustee will generally have no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer reasonable indemnity to the trustee. (Section 603) The holders of a majority in principal amount of the outstanding debt securities of any series will generally have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee for the debt securities of that series, provided that:

•	the direction is not in conflict with any law or the indenture,

•	the trustee may take any other action it deems proper which is not inconsistent with the direction, and

•

the trustee will generally have the right to decline to follow the direction if an officer of the trustee determines, in good faith, that the proceeding would involve the trustee in personal liability or would otherwise be contrary to applicable law. (Section 512)

A holder of a debt security of any series may only pursue a remedy under the indenture if:

•	the holder gives the trustee written notice of a continuing event of default for that series,

•	holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to institute proceedings with respect to the event of default,

•	the holders offer reasonable indemnity to the trustee,

•	the trustee fails to pursue that remedy within 60 days after receipt of the notice, request and offer of indemnity, and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request. (Section 507)

No holder has any right in any manner by virtue of, or availing itself of, any provision of the indenture to affect, disturb or prejudice the rights of any other holder of debt securities, or to obtain or seek to obtain priority or preference over any other holder, or to enforce any right under the indenture, except in the manner provided for in the indenture and for the equal and ratable benefit of all holders of debt securities. (Section 507)

However, these limitations do not apply to a suit by a holder of a debt security demanding payment of the principal, premium, if any, or interest on a debt security on or after the date the payment is due. (Section 508)

We will be required to furnish to the trustee annually a statement by some of our officers regarding our performance or observance of any of the terms of the indenture and specifying all of our known defaults, if any. (Section 1004)

Modification and Waiver

We may enter into one or more supplemental indentures with the trustee without the consent of the holders of the debt securities to:

•	evidence the succession of another corporation to us, or successive successions and the assumption of our covenants, agreements and obligations by a successor,

•	add to our covenants for the benefit of the holders of any series of debt securities or to surrender any of our rights or powers,

•	add events of default for any series of debt securities,

•	add to or change any provisions of the indenture to the extent necessary to issue debt securities in bearer form,

•

add to, change or eliminate any provision of the indenture applying to one or more series of debt securities, provided that if such action adversely affects the interests of any holder of any series of debt securities, the addition, change or elimination will become effective with respect to that series only when no security of that series remains outstanding,

•	convey, transfer, assign, mortgage or pledge any property to or with the trustee or surrender any right or power conferred upon us by the indenture,

•	establish the form or terms of any series of debt securities,

•	provide for uncertificated securities in addition to certificated securities,

•	evidence and provide for successor trustees or add or change any provisions to the extent necessary to appoint a separate trustee or trustees for a specific series of debt securities,

•	correct any ambiguity, defect or inconsistency under the indenture, provided that such action does not adversely affect the interests of the holders of any series of debt securities,

•

supplement any provisions of the indenture necessary to defease and discharge any series of debt securities, provided that such action does not adversely affect the interests of the holders of any series of debt securities,

•	comply with the rules or regulations of any securities exchange or automated quotation system on which any debt securities are listed or traded, or

•

add, change or eliminate any provisions of the indenture in accordance with any amendments to the Trust Indenture Act of 1939, provided that the action does not adversely affect the rights or interests of any holder of debt securities. (Section 901)

We may enter into one or more supplemental indentures with the trustee to add to, change or eliminate provisions of the indenture or to modify the rights of the holders of one or more series of debt securities if we obtain the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by the supplemental indenture, treated as one class. However, without the consent of the holders of each outstanding debt security affected by the supplemental indenture, we may not enter into a supplemental indenture that:

•	changes the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, except to the extent permitted by the indenture,

•	reduces the principal amount of, or any premium or interest on, any debt security,

•	reduces the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity thereof,

•	changes the place or currency of payment of principal, premium, if any, or interest,

•	impairs the right to institute suit for the enforcement of any payment on any debt security,

•

reduces the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification of the indenture, for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults,

•

makes certain modifications to the provisions for modification of the indenture and for certain waivers, except to increase the principal amount of debt securities necessary to consent to any such change,

•

makes any change that adversely affects the right to convert or exchange any debt security or decreases the conversion or exchange rate or increases the conversion price of any convertible or exchangeable debt security, or

•	changes the terms and conditions pursuant to which any series of debt securities is secured in a manner adverse to the holders of the debt securities. (Section 902)

Holders of a majority in principal amount of the outstanding debt securities of any series may waive past defaults or noncompliance with restrictive provisions of the indenture. However, such holders of a majority in principal amount may not waive, and consequently, the consent of holders of each outstanding debt security of a series would be required to:

•	waive any default in the payment of principal, premium, if any, or interest, or

•	waive any covenants and provisions of the indenture that may not be amended without the consent of the holder of each outstanding debt security of the series affected. (Sections 513 and 1006)

To determine whether the holders of the requisite principal amount of the outstanding debt securities have taken an action under the indenture as of a specified date:

•

the principal amount of an “original issue discount security” that will be deemed to be outstanding will be the amount of the principal that would be due and payable as of that date upon acceleration of the maturity to that date,

•

if, as of that date, the principal amount payable at the stated maturity of a debt security is not determinable, for example, because it is based on an index, the principal amount of the debt security deemed to be outstanding as of that date will be an amount determined in the manner prescribed for the debt security,

•

the principal amount of a debt security denominated in one or more foreign currencies or currency units that will be deemed to be outstanding will be the U.S. dollar ($) equivalent, determined as of that date in the manner prescribed for the debt security, of the principal amount of the debt security or, in the case of a debt security described in the two preceding bullet points, of the amount described above, and

•	debt securities owned by us or any other obligor upon the debt securities or any of our or their affiliates will be disregarded and deemed not to be outstanding.

An “original issue discount security” means a debt security issued under the indenture which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of maturity. Some debt securities, including those for the payment or redemption of which money has been deposited or set aside in trust for the holders and those that have been fully defeased pursuant to Section 1402 of the indenture, will not be deemed to be outstanding. (Section 101)

We will generally be entitled to set any day as a record date for determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders of outstanding debt securities. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or such shorter period as we may specify, or the trustee may specify, if it set the record date. This period may be shortened or lengthened by not more than 180 days. (Section 104)

Defeasance

When we use the term defeasance, we mean discharge from some or all of our obligations under the indenture. Unless we inform you otherwise in the prospectus supplement, if we deposit with the trustee funds or government securities sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	we will be discharged from our obligations with respect to the debt securities of that series (“legal defeasance”), or

•

we will no longer have any obligation to comply with the restrictive covenants under the indenture, and the related events of default will no longer apply to us, but some of our other obligations under the indenture and the debt securities of that series, including our obligation to make payments on those debt securities, will survive.

If we effect legal defeasance of a series of debt securities, the holders of the debt securities of the series affected will not be entitled to the benefits of the indenture, except for our obligations to:

•	register the transfer or exchange of debt securities,

•	replace mutilated, destroyed, lost or stolen debt securities, and

•	maintain paying agencies and hold moneys for payment in trust.

Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize gain or loss for federal income tax purposes and that the holders would be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and related defeasance had not occurred. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect. (Sections 1401, 1402, 1403 and 1404)

Satisfaction And Discharge

We may discharge our obligations under the indenture while debt securities remain outstanding if (1) all outstanding debt securities issued under the indenture have become due and payable, (2) all outstanding debt securities issued under the indenture have or will become due and payable at their scheduled maturity within one year or (3) all outstanding debt securities issued under the indenture are scheduled for redemption in one year, and in each case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding debt securities issued under the indenture on the date of their scheduled maturity or the scheduled date of redemption and we have paid all other sums payable under the Indenture. (Section 401)

Notices

Holders will receive notices by mail at their addresses as they appear in the security register. (Section 106)

Title

We may treat the person in whose name a debt security is registered on the applicable record date as the owner of the debt security for all purposes, whether or not it is overdue. (Section 309)

Governing Law

New York law will govern the indenture and the debt securities. (Section 112)

Regarding the Trustee

The Bank of New York Mellon Trust Company, National Association, successor to JPMorgan Chase Bank, National Association, is the trustee, security registrar and paying agent under the indenture. As of March 31, 2020, the trustee served as trustee for approximately $2.2 billion aggregate principal amount of our debt securities. In addition, the trustee served as trustee or fiscal agent for debt securities of our affiliates aggregating approximately $7.3 billion as of March 31, 2020.

We and our affiliates maintain brokerage and other relationships with the trustee and its affiliates in the normal course of business.

If an event of default occurs under the indenture and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any debt securities issued under the indenture only after those holders have offered the trustee indemnity satisfactory to it.

If the trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the indenture pursuant to the provisions of the Trust Indenture Act. (Section 613) The trustee may engage in certain other transactions; however, if the trustee acquires any conflicting interest (within the meaning specified under the Trust Indenture Act), it will be required to eliminate the conflict or resign. (Section 608)

PLAN OF DISTRIBUTION

We may sell the offered debt securities in and outside the United States:

•	through underwriters or dealers,

•	directly to purchasers, including our affiliates,

•	through agents, or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering,

•	the names of any underwriters or agents,

•	the name or names of any managing underwriter or underwriters,

•	the purchase price of the debt securities,

•	the net proceeds to us from the sale of the debt securities,

•	any delayed delivery arrangements,

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation,

•	any initial public offering price,

•	any discounts or concessions allowed or reallowed or paid to dealers, and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale, the underwriters will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer debt securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered debt securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the debt securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered debt securities sold for their account may be reclaimed by the syndicate if the offered debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered debt securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

If we use dealers in the sale of debt securities, we may sell the debt securities to them as principals. They may then resell those debt securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the debt securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of these securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the debt securities directly. In that event, no underwriters or agents would be involved. We may also sell the debt securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered debt securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those debt securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the offered debt securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell debt securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of securities, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of securities. The third parties in these sale transactions will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a particular plan of distribution. The place and time of delivery for the debt securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

Each series of offered debt securities will be a new issue and will have no established trading market. We may elect to list any series of offered debt securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of offered debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for any of our offered debt securities will develop.

LEGAL MATTERS

The validity of the debt securities described in this prospectus will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Jason M. Ryan, Esq., our Senior Vice President and General Counsel, or Monica Karuturi, Esq., our Vice President and Deputy General Counsel, may pass upon other legal matters for us. Each of Mr. Ryan and Ms. Karuturi is the beneficial owner of less than 1% of CenterPoint Energy’s common stock. Any underwriters will be advised regarding issues relating to any offering by Hunton Andrews Kurth LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus by reference from CenterPoint Energy Resources Corp.’s Current Report on Form 8-K filed on May 19, 2020, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

CENTERPOINT ENERGY RESOURCES CORP.

% Senior Notes due 2032

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

BofA Securities

Goldman Sachs & Co. LLC

PNC Capital Markets LLC

US Bancorp

Comerica Securities

Co-Managers

Bancroft Capital

Siebert Williams Shank

            , 2022